UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Constellation Pharmaceuticals, Inc.

(Name of Subject Company)

Constellation Pharmaceuticals, Inc.

(Name of Person Filing Statement)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

210373106

(CUSIP Number of Class of Securities)

Jigar Raythatha

President and Chief Executive Officer

Constellation Pharmaceuticals, Inc.

215 First Street, Suite 200

Cambridge, Massachusetts 02142

(617) 714-0555

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Igor Kirman

Elina Tetelbaum

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1. SUBJECT COMPANY INFORMATION.

Name and Address

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (together with any exhibits and annexes attached hereto, this “Schedule 14D-9”) relates is Constellation Pharmaceuticals, Inc. (the “Company”), a corporation organized under the laws of Delaware. The Company’s principal executive offices are located at 215 First Street, Suite 200, Cambridge, Massachusetts 02142. The Company’s telephone number at such address is (617) 714-0555. The Company’s website is www.constellationpharma.com.

Class of Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is the Company’s common stock, par value $0.0001 per share (the “Shares” and each, a “Share”). As of the close of business on June 15, 2021, there were: (i) 48,054,654 Shares issued and outstanding, (ii) 6,491,367 Shares subject to issuance pursuant to outstanding options to acquire Shares (the “Company Options”); and (iii) warrants to purchase 22,708 Shares (the “Company Warrants”).

Item 2. IDENTITY AND BACKGROUND OF FILING PERSON.

Name and Address

The filing person is the subject company. The name, business address and business telephone number of the Company are set forth in “Item 1. Subject Company Information—Name and Address” above.

Tender Offer

This Schedule 14D-9 relates to the tender offer by MorphoSys Development Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of MorphoSys AG, a German stock corporation (Aktiengesellschaft) (“Parent”), to purchase all outstanding Shares. Purchaser is offering, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated June 16, 2021 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal,” which, together with the Offer to Purchase, constitute the “Offer”), to purchase all outstanding Shares at a price per Share of $34.00 (the “Offer Price”), net to the seller in cash, without interest, and subject to any applicable withholding of taxes. Purchaser filed a Tender Offer Statement on Schedule TO (as it may be amended or supplemented from time to time, the “Schedule TO”) with the U.S. Securities and Exchange Commission (the “SEC”) on June 16, 2021.

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of June 2, 2021 (together with any amendments or supplements thereto, the “Merger Agreement”), among the Company, Parent and Purchaser, pursuant to which, as soon as practicable following (but in any event on the same date as) the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company pursuant to Section 251(h) of the Delaware General Corporation Law, as amended (the “DGCL”), and the Company will be the surviving corporation and become a wholly owned subsidiary of Parent, without a vote of the Company’s stockholders (such corporation, the “Surviving Corporation,” and such merger, the “Merger”). Upon the terms and subject to the prior satisfaction or waiver of the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any extension or amendment), Purchaser will, after the expiration of the Offer, irrevocably accept for payment and pay for all Shares validly tendered (and not validly withdrawn) prior to the expiration of the Offer in accordance with the procedures set forth in the Offer to Purchase. The Offer will expire at one minute after 11:59 p.m. New York City Time on July 14, 2021 (the “Expiration Date”), unless Purchaser has extended the Offer in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” will mean the date to which the initial expiration date of the Offer is so extended. The time at which Purchaser accepts for payment Shares tendered in the Offer is referred to as the “Offer Acceptance Time.”

At the effective time of the Merger (the “Effective Time”), each Share outstanding immediately prior to the Effective Time (other than (i) Shares held by the Company (or held in the Company’s treasury), (ii) Shares held by Parent, Purchaser, or any other direct or indirect wholly owned subsidiary of Parent and (iii) Shares held by stockholders who are entitled to appraisal rights under Section 262 of the DGCL and have properly exercised and perfected their respective demands for appraisal of such Shares in the time and manner provided in Section 262 of the DGCL and, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL (the “Dissenting Shares” and, together with the Shares referred to in clauses (i) and (ii), collectively, “Excluded Shares”)) will be converted into the right to receive the Offer Price, net to the seller in cash, without interest and subject to any applicable withholding of taxes (the “Merger Consideration”). See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Treatment of Equity Awards in the Transactions” below for a discussion of treatment of the Company Options.

If the Merger is consummated in accordance with Section 251(h) of the DGCL as contemplated by the Merger Agreement, no stockholder vote will be necessary to complete the Merger, and the Merger may be completed upon the irrevocable acceptance for payment by Purchaser in the Offer of at least a number of Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its affiliates, represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer.

As set forth in the Offer to Purchase, the principal executive offices of Parent are located at Semmelweisstrasse 7, 82152 Planegg, Germany, and their telephone number is +49 89-89927-0. The principal executive offices of Purchaser are located at c/o MorphoSys US Inc., 470 Atlantic Avenue, 14th Floor, Boston, Massachusetts 02110, and their telephone number is (617) 655-9001.

The foregoing summary of the Offer and the Merger Agreement is qualified in its entirety by the Merger Agreement and the more detailed description and explanation contained in the Offer to Purchase and the Letter of Transmittal, which are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B) hereto, respectively, and are incorporated by reference herein.

Information relating to the Offer, including this Schedule 14D-9 and related documents, can be obtained without charge from the SEC’s website at www.sec.gov, or on the investor relations section of the Company’s website at https://ir.constellationpharma.com/investor-relations/.

Item 3. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

Except as set forth in this Schedule 14D-9 or as incorporated by reference herein, as of the date of this Schedule 14D-9, to the knowledge of the Company, there are no material agreements, arrangements or understandings, nor any actual or potential conflicts of interest, between the Company or any of its affiliates, on the one hand, and (i) any of its executive officers, directors or affiliates, or (ii) Parent, Purchaser or any of their respective executive officers, directors or affiliates, on the other hand. The Company’s board of directors (the “Company Board”) was aware of the agreements and arrangements described in this Item 3 in determining to make the recommendation set forth in this Schedule 14D-9.

Any information that is incorporated herein by reference shall be deemed modified or superseded for purposes of this Schedule 14D-9 to the extent that any information contained herein modifies or supersedes such information.

Arrangements between the Company, Parent and Purchaser

Merger Agreement

On June 2, 2021, the Company, Parent and Purchaser entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11 (Purpose of the Offer and Plans for the Company; Summary of

the Merger Agreement and Certain Other Agreements) and the description of the terms and conditions of the Offer contained in Section 13 (Conditions of the Offer) and related procedures and withdrawal rights contained in the Offer to Purchase are incorporated by reference herein. Such summary and description do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement, the Offer to Purchase and the Letter of Transmittal, which are filed as Exhibits (e)(1), (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated by reference herein.

Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below.

The Merger Agreement has been filed with the SEC and is incorporated by reference herein to provide investors and stockholders with information regarding the terms of the Offer and the Merger. It is not intended to provide any other factual information about the Company, Parent or Purchaser, their respective businesses, or the actual conduct of their respective businesses during the period prior to the consummation of the Offer, the Merger or the other transactions contemplated by the Merger Agreement. The representations, warranties and covenants contained in the Merger Agreement were made only as of specified dates for the purposes of such agreement, were (except as expressly set forth therein) solely for the benefit of the parties to such agreement and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the Merger Agreement and any description thereof contained or incorporated by reference herein, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk among the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in confidential disclosure schedules that were provided by the Company to Parent and Purchaser but not filed with the SEC as part of the Merger Agreement. Investors and stockholders are not third-party beneficiaries under the Merger Agreement, except with respect to their right to receive the Offer Price following the Offer Acceptance Time or to receive the Merger Consideration and except that the Company has the right to pursue damages, on behalf of its stockholders, against Parent and/or Purchaser for the loss of the Merger Consideration in the event of any breach of the Merger Agreement by Parent or Purchaser. Accordingly, investors and stockholders should not rely on such representations, warranties and covenants as characterizations of the actual state of facts or circumstances described therein. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the parties’ public disclosures.

Confidentiality Agreements

Prior to signing the Merger Agreement, Parent and the Company entered into a non-disclosure agreement, dated as of September 21, 2020 (the “September Confidentiality Agreement”), and a non-disclosure agreement, dated as of November 5, 2020 and subsequently amended as of April 14, 2021 (the “Confidentiality Agreement”), which superseded the September Confidentiality Agreement except as set forth in the Confidentiality Agreement, pursuant to which Parent agreed, and subject to certain exceptions, to keep confidential nonpublic information about the Company in connection with the consideration of a possible negotiated transaction involving Parent and the Company. Parent’s and the Company’s obligations with respect to confidential information under the Confidentiality Agreement survive termination or expiration of the Confidentiality Agreement. The Confidentiality Agreement includes an employee non-solicitation provision and a standstill provision.

This summary does not purport to be complete and is qualified in its entirety by reference to the September Confidentiality Agreement and the Confidentiality Agreement, which are filed as Exhibits (e)(2), (e)(3), and (e)(4) to this Schedule 14D-9, respectively, and are incorporated by reference herein.

Arrangements with Current Executive Officers and Directors of the Company

The Company’s executive officers and directors have financial interests in the transactions contemplated by the Merger Agreement (the “Transactions”), including the Offer and the Merger, that may be different from, or in addition to, the interests of holders of Shares generally, including potential severance benefits, treatment of outstanding Company Options in connection with the Merger, and rights to ongoing indemnification and insurance coverage. The Company Board was aware of these potentially differing interests and considered them, among other matters, in evaluating and negotiating the Merger Agreement and in reaching its decision to approve the Merger Agreement and the transactions contemplated by the Merger Agreement, as more fully discussed below in “Item 4. The Solicitation or Recommendation—Background and Reasons for the Recommendation—Reasons for the Company Board’s Recommendation.”

The Company’s executive officers are as follows:

Name of Executive Officer	Position
Jigar Raythatha	President and Chief Executive Officer
Jeffrey Humphrey, M.D.	Chief Medical Officer
Emma Reeve	Chief Financial Officer
Patrick Trojer, Ph.D.	Chief Scientific Officer
Karen H. Valentine	Chief Legal Officer and General Counsel

Outstanding Shares Held by Executive Officers and Directors

If the Company’s named executive officers and directors who own Shares tender their Shares for purchase pursuant to the Offer, they will receive in the Offer the same cash consideration on the same terms and conditions as the other stockholders of the Company. If the executive officers and directors do not tender their Shares for purchase pursuant to the Offer, but the Offer Acceptance Time occurs and the Merger is consummated, the executive officers and directors will receive in exchange for their Shares, the same cash consideration on the same terms and conditions as the other stockholders of the Company. As of June 15, 2021, (i) the executive officers of the Company beneficially owned, in the aggregate, 14,961 outstanding Shares (which, for this purpose, excludes Shares subject to issuance pursuant to outstanding Company Options) and the aggregate cash consideration that would be payable for such Shares based on the Offer Price is $508,674 and (ii) the non-employee directors of the Company beneficially owned, in the aggregate, 115,291 outstanding Shares (which, for this purpose, excludes Shares subject to issuance pursuant to outstanding Company Options) and the aggregate cash consideration that would be payable for such Shares based on the Offer Price is $3,919,894.

Treatment of Company Options

The Merger Agreement provides that, at the Effective Time, each then-outstanding Company Option, whether or not vested, will be cancelled and converted into the right to receive a cash payment equal to (i) the excess, if any, of (A) the Merger Consideration over (B) the per Share exercise price of that Company Option, multiplied by (ii) the total number of Shares subject to that Company Option as of immediately before the Effective Time.

As of June 15, 2021, (i) the executive officers of the Company held vested Company Options relating to 1,337,330 Shares in the aggregate, with exercise prices ranging from $5.51 to $11.50 and an aggregate weighted exercise price of $7.90 per Share, for which the aggregate amount of cash payments deliverable pursuant to the Merger Agreement if the Effective Time occurred on June 15, 2021 would be $34,902,069 and (ii) the non-employee directors of the Company held vested Company Options relating to 224,090 Shares in the aggregate, with exercise prices ranging from $4.08 to $30.29 and an aggregate weighted exercise price of $9.25 per Share, for which the aggregate amount of cash payments deliverable pursuant to the Merger Agreement if the Effective Time occurred on June 15, 2021 would be $5,546,459.

As of June 15, 2021, the non-employee directors of the Company held unvested Company Options relating to 107,574 Shares in the aggregate, with exercise prices ranging from $9.05 to $33.57 and an aggregate weighted exercise price of $30.35 per Share, for which the aggregate amount of cash payments deliverable pursuant to the Merger Agreement if the Effective Time occurred on June 15, 2021 would be $392,525. See “Golden Parachute Compensation” below for an estimate of the amount of cash payments deliverable pursuant to the Merger Agreement to each of the Company’s executive officers in respect of his or her unvested Company Options if the Effective Time occurred on June 15, 2021.

As of June 15, 2021, (i) the executive officers of the Company held Company Options with an exercise price equal to or greater than the Merger Consideration relating to 793,955 Shares in the aggregate and (ii) the non-employee directors of the Company held Company Options with an exercise price equal to or greater than the Merger Consideration relating to 65,855 Shares in the aggregate. In accordance with the terms of the Merger Agreement, such Company Options, whether vested or unvested, will be cancelled at the Effective Time for no consideration.

Executive Severance Benefits

Each of the Company’s executive officers received an offer letter with the Company that provides for participation in the Company’s Amended and Restated Change in Control Severance Plan (the “CIC Plan”). Under the terms of the CIC Plan, if the executive officer’s employment with the Company is terminated within 12 months following a change in control of the Company (1) by the Company without “cause” or (2) by the executive officer for “good reason,” then the Company will be obligated to pay the executive officer (a) a cash lump sum payment equal to (i) 1.0 (or 1.5, in the case of Mr. Raythatha), multiplied by (ii) the sum of the executive officer’s then-current base salary and an amount equal to the executive officer’s target annual cash incentive award for the year in which the termination of employment occurs, and (b) up to 12 months of continued group medical plan coverage (or 18 months in the case of Mr. Raythatha) for the executive officer and the executive officer’s eligible dependents at the same cost to the executive officer as if the executive officer was an active employee. The Merger will constitute a “change in control” of the Company for purposes of the CIC Plan.

The CIC Plan provides that, if the compensation and benefits payable to the executive officer would be subject to an excise tax under Sections 280G and 4999 of the Code, such amounts will either be paid in full or reduced to the level that would avoid application of the excise tax, whichever would place the executive officer in a better after-tax position.

Pursuant to the terms of each executive officer’s offer letter, each executive officer was required to sign a restrictive covenant agreement, pursuant to which each executive officer is subject to an indefinite confidentiality covenant, as well as a noncompetition covenant (except for Mr. Humphrey) and employee and customer nonsolicitation covenants that apply during employment and for 12 months thereafter. The Company’s obligation to provide each executive officer with severance benefits under the CIC Plan is contingent on such executive officer’s (1) compliance with the terms set forth in his or her restrictive covenant agreement and (2) execution of an effective release of claims in favor of the Company within 60 days following the executive officer’s termination date.

See the section entitled “Golden Parachute Compensation” below for the estimated severance amounts that each of the Company’s executive officers would receive under the CIC Plan upon a qualifying termination of employment following a change in control of the Company.

Treatment of 2021 Annual Bonuses

Under the terms of the Merger Agreement, Parent will pay to each continuing Company employee who, (1) immediately before the Effective Time, is employed by the Company and is eligible to participate in the Company’s 2021 annual bonus program, and (2) remains employed with the Company on the date such annual bonus would be payable pursuant to the Company’s ordinary course payment schedule, an annual bonus payment for 2021 equal to such continuing employee’s target annual bonus for 2021. The estimated aggregate potential payment to the five executive officers of the Company pursuant to this provision is $1,012,100.

Golden Parachute Compensation

The information set forth in the table below is intended to comply with Item 402(t) of the SEC’s Regulation S-K, which requires disclosure of information about certain compensation for each named executive officer of the Company that is based on, or otherwise relates to, the Merger. For additional details regarding the terms of the payments and benefits described below, see the discussion under the caption “Arrangements with Current Executive Officers and Directors of the Company” above.

The amounts shown in the table below are estimates based on multiple assumptions that may or may not actually occur or be accurate on the relevant date, including the assumptions described below and in the footnotes to the table, and do not reflect certain compensation actions that may occur before completion of the Merger. For purposes of calculating such amounts, the following assumptions were used:

•	the relevant price per share of the Company’s common stock is $34.00, which is the amount of the Merger Consideration;

•	the Effective Time as referenced in this section occurs on June 15, 2021, which is the assumed date of the Effective Time solely for purposes of the disclosure in this section; and

•

the employment of each executive officer of the Company is terminated by the Company without “cause” or due to the executive officer’s resignation for “good reason” (as such terms are defined in the CIC Plan), in either case, immediately after the assumed Effective Time.

For purposes of this golden parachute disclosure, “single trigger” refers to payments and benefits that arise solely as a result of the completion of the Merger and “double trigger” refers to payments and benefits that require two conditions, which are the completion of the Merger and a qualifying termination of employment.

Named Executive Officer	Cash ($)(1)	Equity ($)(2)	Perquisites/ Benefits ($)(3)	Total ($)(4)
Jigar Raythatha	1,395,000	6,487,119	43,953	7,926,072
Jeffrey Humphrey, M.D.	639,941	505,400	20,393	1,165,734
Emma Reeve	602,000	2,201,961	18,449	2,822,410
Patrick Trojer, Ph.D.	581,490	1,974,227	26,488	2,582,205
Karen H. Valentine	563,920	1,352,069	26,488	1,942,477

(1)

Cash. Consists of (a) a cash lump sum payment equal to 1.0 (or 1.5, in the case of Mr. Raythatha), multiplied by (ii) the sum of the executive officer’s base salary and an amount equal to the executive officer’s target annual cash incentive award. The cash severance payment is “double trigger” and becomes payable only upon a qualifying termination of employment (see “Arrangements with Current Executive Officers and Directors of the Company—Executive Severance Benefits”). The estimated amount of each such payment is shown in the following table:

Named Executive Officer	Severance ($)	Target Bonus ($)	Total ($)
Jigar Raythatha	900,000	495,000	1,395,000
Jeffrey Humphrey, M.D.	457,101	182,840	639,941
Emma Reeve	430,000	172,000	602,000
Patrick Trojer, Ph.D.	415,350	166,140	581,490
Karen H. Valentine	402,800	161,120	563,920

(2)

Equity. Includes accelerated vesting of the unvested Company Options held by each named executive officer at the Effective Time in accordance with the terms of the Merger Agreement. This accelerated vesting is a “single trigger” benefit. For further details regarding the treatment of Company Options in connection with the Merger, see “Arrangements with Current Executive Officers and Directors of the Company—Treatment of Company Options.”
(3)

Perquisites/Benefits. Consists of estimated value of continued health and welfare benefits for a 12-month period following termination of employment (or 18 months in the case of Mr. Raythatha). Such payment is “double trigger” and is provided only upon a qualifying termination of employment (see “Arrangements with Current Executive Officers and Directors of the Company—Executive Severance Benefits”).

(4)

Cutback. Amounts reported in this table do not reflect the impact of the better net after-tax cutback that may apply to the payments and benefits of the named executive officers if the excise tax applicable under Sections 280G and 4999 of the Code would otherwise apply. See “Arrangements with Current Executive Officers and Directors of the Company—Executive Severance Benefits.”

Parent Post-Closing Covenants

During the period commencing at the Effective Time and ending on the first anniversary of the Effective Time, Parent will provide, or cause to be provided, to each continuing Company employee (including the executive officers): (i) a base salary or wage rate that is no less than that provided to such continuing employee immediately before the Effective Time; (ii) an annual cash incentive compensation opportunity with respect to fiscal year 2022 that is no less favorable than that provided to such continuing employee immediately before the Effective Time; and (iii) other employee benefits that in the aggregate are no less favorable than either (A) those provided to such continuing employee immediately before the Effective Time or (B) those provided to similarly situated employees of Parent employed in the United States. In addition, with respect to fiscal year 2022 (commencing with the annual grants to be made in April 2022), Parent will provide each continuing Company employee with an annual equity incentive compensation opportunity that is comparable to that provided to similarly situated U.S. employees of Parent.

Potential Compensation Arrangements with Parent

Any of the Company’s executive officers who become officers or employees or who otherwise are retained to provide services to Parent or the Surviving Corporation may, prior to, on or following the Effective Time, enter into new individualized compensation arrangements with Parent or the Surviving Corporation and may participate in cash or equity incentive or other benefit plans maintained by Parent or the Surviving Corporation. As of the date of this Schedule 14D-9, no new individualized compensation arrangements between the Company’s executive officers and Parent or the Surviving Corporation have been established.

Rule 14d-10(d) Matters

The Merger Agreement provides that before the Offer Acceptance Time and to the extent permitted by applicable law, the compensation committee of the Company Board will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each agreement, arrangement or understanding between the Company or any of its affiliates and any of its officers, directors or employees effective as of or entered into after the date of the Merger Agreement and before the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee, and will take all other action reasonably necessary to satisfy the requirements of the nonexclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.

Director and Officer Indemnification and Insurance

Under Section 145 of the DGCL, the Company has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities.

As permitted by the DGCL, under the Company’s Amended and Restated Certificate of Incorporation (the “Charter”) and the Company’s Amended and Restated Bylaws (the “Bylaws”), the Company has agreed to indemnify, to the fullest extent authorized by the DGCL, each director or officer of the Company who is involved in any litigation or other proceeding because such person is or was a director or officer of the Company or is or was serving as a director, officer, partner, employee or trustee of, or in a similar capacity with, of another entity at the Company’s request, expenses, liabilities, losses, judgments, fines and amounts paid in settlements incurred in connection therewith. The right to indemnification includes the right to be paid expenses incurred in defending any proceeding in advance of its final disposition, provided, however, that such advance payment will only be made upon delivery to the Company of an undertaking, to repay all amounts so advanced if it is ultimately determined that such director or officer is not entitled to indemnification.

The Merger Agreement provides that Parent agrees that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time) existing on the date of the Merger Agreement in favor of the current or former directors or officers of the Company and its subsidiary (the “Acquired Corporations”) and any indemnification or other similar agreements of any Acquired Corporation, in each case as in effect on the date of the Merger Agreement, will continue in full force and effect in accordance with their terms, and Parent will cause the Surviving Corporation and its subsidiaries to perform their obligations thereunder. The Merger Agreement also provides that Parent will cause the Surviving Corporation and its subsidiaries to, and the Surviving Corporation agrees that it will, indemnify and hold harmless each individual who is as of the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of any Acquired Corporation or who is as of the date of the Merger Agreement, or who thereafter commences prior to the Effective Time, serving at the request of any Acquired Corporation as a director or officer of another person (the “Indemnified Person”), against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative, arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of any Acquired Corporation or is or was serving at the request of any Acquired Corporation as a director or officer of another person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable law.

The Merger Agreement provides that, in the event of any such claim, action, suit or proceeding, (i) each Indemnified Person will be entitled to advancement of expenses incurred in the defense of any such claim, action, suit or proceeding from the Surviving Corporation or its subsidiaries, as applicable, in accordance with the organizational documents and any indemnification or other similar agreements of the Surviving Corporation or its subsidiaries, as applicable, as in effect on the date of the Merger Agreement, provided that any Indemnified Person to whom expenses are advanced provides an undertaking, to the extent required by the DGCL or the Surviving Corporation’s or its subsidiaries’ certificate of incorporation or bylaws (or comparable organizational documents) or any such indemnification or other similar agreements, as applicable, to repay such advances if it is ultimately determined by final adjudication that such Indemnified Person is not entitled to indemnification and (ii) the Surviving Corporation and its subsidiaries, as applicable, will reasonably cooperate in the defense of any such matter.

The Merger Agreement further provides that, for a period of six years from and after the Effective Time, Parent and the Surviving Corporation will either cause to be maintained in effect the current policies of directors’ and officers’, employment practices and fiduciary liability insurance maintained by or for the benefit of the Acquired Corporations and their current and former directors and officers or provide substitute policies for the Acquired Corporations and their current and former directors and officers who are currently covered by the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Acquired Corporations, in either case, of not less than the existing coverage and having other terms not less favorable to the insured persons than the directors’ and officers’, employment practices and fiduciary liability insurance coverage currently maintained by or for the benefit of the Acquired Corporations with respect to claims arising from facts or events that occurred at or before the Effective Time (regardless of when such claims are brought) (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’, employment practices and fiduciary liability insurance), except that in no event will Parent or the Surviving Corporation be required to pay with respect to such insurance policies more than 300% of the aggregate annual premium most recently paid by the Acquired Corporations (the “Maximum Amount”), and if the Surviving Corporation is unable to obtain insurance because its cost exceeds the Maximum Amount, it will obtain as much comparable insurance as possible for the years within such six year period for a premium equal to the Maximum Amount. In lieu of such insurance, prior to the closing date of the Merger the Company may, at its option, purchase a “tail” directors’ and officers’, employment practices and fiduciary liability insurance policy for the Acquired Corporations and their current and former directors and officers who are currently covered by the directors’ and officers’, employment practice and fiduciary liability insurance coverage currently maintained by or for the benefit of the Acquired Corporations, such tail to provide coverage in an amount not less than the existing coverage and to have other terms not less favorable to the insured persons than the directors’ and officers’ liability insurance coverage currently maintained by or for the benefit of the Acquired Corporations with respect to claims arising from facts or events that occurred at or before the Effective Time; provided that in no event will the cost of any such tail policy exceed the Maximum Amount. Parent and the Surviving Corporation will maintain such policies in full force and effect and continue to honor the obligations thereunder.

The foregoing summary of the indemnification of directors and officers and directors’ and officers’ insurance does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, the Charter and Bylaws, which have been filed as Exhibits (e)(1), (e)(20) and (e)(21), respectively, to this Schedule 14D-9 and are incorporated by reference herein.

Section 16 Matters

The Merger Agreement provides that prior to or as of the Offer Acceptance Time, the Company and the Company Board (or a duly formed committee thereof consisting of non-employee directors) will, to the extent necessary, take appropriate action to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of Shares and Company Options in the Transactions by applicable individuals and to cause those dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Item 4. THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Company Board

At a meeting of the Company Board held on June 1, 2021, the Company Board unanimously (i) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders, (ii) declared it advisable to enter into the Merger Agreement with Parent and Purchaser, (iii) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL, and (v) resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

For the reasons described in more detail below, the Company Board unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

Background and Reasons for the Recommendation

Background of the Offer and the Merger

As part of their ongoing evaluation of the Company’s business and long-term strategic goals and plans, the Company Board and senior management periodically review, consider and assess the operations and financial performance of the Company, as well as potential opportunities for business combinations, acquisitions, divestitures and other financial and strategic alternatives. As part of such review, on July 8, 2019, the Company Board established a Strategy Committee of the Company Board comprised of independent directors to facilitate the evaluation of a possible strategic transaction involving the Company (the “Strategy Committee”), with the authority to, among other things, respond to and solicit proposals for a possible strategic transaction involving the Company, and recommend to the Company Board any proposed rejection or approval of a possible strategic transaction involving the Company.

In addition, the Company regularly engages in discussions with other biotechnology and pharmaceutical companies, universities and medical research institutions and other financing sources in the ordinary course of business regarding a variety of potential partnerships, licensing arrangements and collaborations with respect to the clinical development and commercialization of its products and product candidates. For example, between April and September 2020, members of the management of the Company had several discussions with representatives of Party A with respect to various partnership structures for pelabresib (CPI-0610), including licensing arrangements, development and commercialization collaborations (whether worldwide or in territories outside of the United States (“ex-US”)), and equity investments. In addition, between July and September 2020, members of management of the Company had several discussions with Party B in connection with Party B’s proposal to collaborate on the worldwide or ex-US development and commercialization of pelabresib (CPI-0610) (the “Party B Proposal”).

On July 30, 2020, Brad Prosek, the Chief Business Officer of the Company, had an initial conversation with a representative of Parent with respect to a potential partnership for CPI-0209 and pelabresib (CPI-0610) between both parties. Subsequent to this conversation, between September and October 2021, members of management of the Company and representatives of Parent continued to have discussions regarding such potential partnership options.

On August 28, 2020, Jean-Paul Kress, Chief Executive Officer of Parent discussed with a representative of Centerview potential business opportunities generally, including the Company. Dr. Kress and representatives of Centerview had previously discussed areas of interest for Parent, including general biopharma environment and potential business opportunities, although Parent had not engaged Centerview to advise Parent on any particular transactions.

On September 21, 2020, Parent and the Company entered into the September Confidentiality Agreement.

From September 21, 2020 through October 2020, Parent participated in virtual management meetings and due diligence sessions hosted by the Company and participated in virtual meetings, follow-up calls and email exchanges with members of the Company’s management.

On October 23, 2020, the Company received a preliminary non-binding proposal from Parent to acquire all of the outstanding Shares for $35.00 per Share in cash (“October 23 Proposal”).

On October 24, 2020, a special meeting of the Strategy Committee of the Company Board, then consisting of Mark A. Goldsmith, M.D., Ph.D., Steve Hoerter, and Scott Braunstein, M.D., members of the Company Board and Jigar Raythatha, the President and Chief Executive Officer of the Company and member of the Company Board, was convened. Representatives of Centerview Partners LLC (“Centerview”) reviewed with the Strategy Committee certain financial aspects of the preliminary non-binding proposal from Parent. The Strategy Committee then discussed process and timing considerations, including whether to contact other third parties regarding their interest in a potential transaction with the Company, which pharmaceutical companies could potentially be interested in a potential transaction, and previous and ongoing business development discussions the Company was engaged in. Following discussion, the Strategy Committee authorized representatives of Centerview to contact certain of these pharmaceutical companies to ascertain their interest in a strategic transaction involving the Company, selected by the Strategy Committee based on strategic fit, level of engagement in prior discussions with the Company, financial and administrative capacity to consummate a potential acquisition, as well as capacity to quickly assess interest in a potential transaction, and to engage with Parent. The Strategy Committee discussed Centerview’s material relationships disclosure with respect to Parent and other parties that had been provided in advance of the meeting and concluded that such relationships would not adversely affect Centerview’s ability to serve as the Company’s financial advisor.

Between October 24 and October 26, 2020, at the direction of the Strategy Committee, representatives of Centerview began contacting Party A, Party B, Party C, and Party D to ascertain interest in a strategic transaction involving the Company. These potential counterparties were selected based on, among other factors, previous expressions of interest and discussions between such parties and the Company in connection with potential partnerships, collaborations or licensing arrangements. Party B had already entered into a confidentiality agreement with the Company in connection with the Party B Proposal. All potential counterparties except Party D indicated to representatives of Centerview that they were interested in participating in further discussions for a strategic transaction.

On October, 26, 2020, Mr. Raythatha called Dr. Kress to provide feedback regarding the October 23 Proposal. Mr. Raythatha informed Dr. Kress that Parent’s offer as set forth in the October 23 Proposal was insufficient for the Company to consider engaging with Parent.

On October 27, 2020, Centerview was formally engaged by the Company as its financial advisor in connection with a potential transaction involving the Company.

On October 27, 2020, representatives of Centerview called representatives of Goldman Sachs to discuss the October 23 Proposal. Centerview informed Goldman Sachs that Parent would need to improve its proposal for $35.00 per share in cash for the Company to consider a potential transaction with Parent.

On October 28, 2020, a meeting of the Company Board was convened. Representatives of Centerview discussed the preliminary non-binding proposal received from Parent and the status of engagement with the other potential counterparties. Members of management and representatives of Centerview also reviewed certain preliminary financial projections prepared by members of management and related financial analyses provided by Centerview. Members of management and representatives of Wachtell, Lipton, Rosen & Katz, the Company’s outside counsel (“Wachtell Lipton”), reviewed with the Company Board the decision-making authority of the Strategy Committee as well as the fiduciary duties of the Company Board. The Company Board authorized management and Centerview to continue to engage and negotiate with the potential counterparties, including Parent, with respect to a strategic transaction involving the Company. The Company Board determined that the full Company Board, rather than the Strategy Committee, would oversee and direct the process for soliciting and evaluating possible proposals for a strategic transaction involving the Company.

On October 30, 2020, Party A and the Company entered into a confidentiality agreement, and on November 2, 2020, Party C and the Company entered into a confidentiality agreement. On November 5, 2020, Parent and the Company entered into the Confidentiality Agreement. The confidentiality agreements included a customary standstill provision that would terminate automatically if the Company entered into a definitive agreement to be sold and permitted confidential approaches to the Company Board during the standstill period.

Beginning October 30, 2020, the Company provided Party A and Party B access to a virtual data room to facilitate their evaluation of a potential strategic transaction, and over the following weeks Party A and Party B participated in virtual management meetings and due diligence sessions hosted by the Company and in virtual meetings, follow-up calls and email exchanges with members of the Company’s management. The Company provided Parent with selected due diligence materials to facilitate a potential revised proposal.

Between November 9 and November 13, 2020, Parent, Party A, Party B and Party C notified the Company that they were no longer interested in pursuing a potential strategic transaction involving the Company. Representatives of each of Parent and the Company also agreed to stay in touch over the coming months and that Parent would consider whether to reengage with the Company as future results were available.

On November 10, 2020, a meeting of the Company Board was convened. Representatives of Centerview discussed the status of engagement with the potential counterparties to a strategic transaction involving the Company as well as certain preliminary financial projections prepared by members of management and related financial analyses.

Between November 2020 and April 2021, the Company continued to have discussions with several other parties in connection with potential partnership, collaboration and investment opportunities, including with Parent, Party A, Party E, Party F, and Party G.

On February 11, 2021, a representative of Party F indicated to Mr. Raythatha that Party F would be interested in pursuing an acquisition transaction with the Company.

Between March and April 2021, representatives of Party F continued engaging with management of the Company, and indicated to management that they were interested in moving forward with a proposal for the acquisition of the Company and were engaging advisors.

On March 4, 2021, at the direction of Mr. Raythatha, a representative of Centerview contacted Dr. Kress to inform Parent of newly available data and results.

On April 1, 2021 in light of the ongoing discussions with the other counterparties in connection with a potential strategic transaction, partnership and/or investment, at the direction of Mr. Raythatha, a representative of Centerview discussed with Dr. Kress the Company’s openness to reengage with Parent, and if there was interest from Parent, that it should reengage with Company regarding a potential strategic transaction.

Beginning on April 7, 2021, representatives of Parent were provided access to certain due diligence materials, including newly available data and results in connection with their evaluation of pelabresib (CPI-0610), and between April 16, 2021 and April 17, 2021, representatives of Parent participated in virtual management meetings and due diligence sessions hosted by the Company.

On April 9, 2021, Mr. Prosek and a representative of Party E discussed a potential partnership transaction with respect to pelabresib (CPI-0610). Between April 17, 2021 and April 20, 2021, Mr. Raythatha, Mr. Prosek and a representative of Party E had several discussions with respect to a potential structures for ex-US licensing or profit-sharing ventures. Mr. Raythatha asked the representative of Party E if a larger strategic deal would be of interest, and the representative confirmed Party E’s interest.

On April 9, 2021, Dr. Kress called a representative of Centerview to obtain permission from the Company to contact certain financing sources of Parent to begin confidential discussions regarding the Company and a potential transaction.

On April 21, 2021, Parent submitted a revised preliminary non-binding proposal to acquire all outstanding Shares for $29.00 in cash and $5.00 in Parent ordinary shares per Share, based on the then-current trading price of Parent ordinary shares. The proposal indicated Parent had engaged Goldman Sachs Bank Europe SE (“Goldman Sachs”) and Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) as financial and legal advisors, respectively.

On April 23, 2021, a meeting of the Company Board was convened. Members of management and representatives from Centerview discussed the revised preliminary non-binding proposal from Parent and provided a summary of pharmaceutical companies that could be potentially interested parties to a strategic transaction involving the Company, including certain pharmaceutical companies that had expressed interest in partnership discussions with the Company. Following discussion, the Company Board authorized representatives of Centerview to contact certain of these pharmaceutical companies to ascertain their interest in a strategic transaction involving the Company based on strategic fit, level of engagement in prior discussions with the Company, financial and administrative capacity to consummate a potential acquisition, as well as capacity to quickly assess interest in a potential transaction, and to continue engaging with Parent.

Between April 23, 2021 and April 26, 2021, at the direction of the Company Board, representatives of Centerview and members of management of the Company contacted Party E, Party F, Party G, and Party H to ascertain their interest in a strategic transaction involving the Company. All parties except Party H indicated to representatives of Centerview that they were interested in participating in further discussions for a strategic transaction. Party E and Party F executed amendments to their pre-existing confidentiality agreements.

Beginning April 26, 2021, each of Parent, Party E and Party F received access to due diligence materials (including access to a virtual data room) and participated in virtual management meetings and due diligence sessions hosted by the Company and virtual meetings, follow-up calls and email exchanges with members of the Company’s management.

On April 30, 2021, a meeting of the Company Board was convened. Members of management and representatives of Centerview discussed the status of engagement with the potential counterparties and the progress of their due diligence.

Also on April 30, 2021, Party F submitted a preliminary non-binding proposal to acquire all outstanding Shares for $36.00 per Share in cash. On May 4, 2021, Party G executed an amendment to its pre-existing confidentiality agreement and received access to a virtual data room, and over the following weeks participated in virtual management meetings and due diligence sessions hosted by the Company and in virtual meetings, follow-up calls and email exchanges with members of the Company’s management.

On May 7, 2021, a meeting of the Company Board was convened. Members of management and representatives from Centerview discussed the April 21 revised preliminary non-binding proposal from Parent and the preliminary non-binding proposal from Party F, and the status of engagement with each of the potential counterparties and the progress of their due diligence. Company’s management and representatives of Centerview also discussed certain preliminary financial projections prepared by members of management and related financial analyses provided by Centerview.

On May 8, 2021, Party E submitted a preliminary non-binding proposal to acquire all outstanding Shares for $34.00 per Share in cash. With the assistance of the Company, Party E continued to conduct due diligence on the Company.

On May 12, 2021, on behalf of the Company, representatives of Centerview sent Party E a draft of the merger agreement contemplating the acquisition of the Company by way of an all-cash tender offer for the Company’s stock, as well as a process letter indicating a deadline of May 19, 2021 for the submission of a final proposal with respect to a potential strategic transaction involving the Company.

On May 13, 2021, given Party A’s renewed interest in pursuing a potential partnership with the Company, representatives of Centerview contacted representatives of Party A to ascertain Party A’s interest in a strategic transaction involving the Company. Party A indicated that it was interested in participating in discussions with respect to such transaction, and received access to due diligence materials (including access to a virtual data room) and participated in virtual management meetings hosted by the Company.

On May 14, 2021, Party G notified the Company that it was no longer interested in pursuing a potential strategic transaction involving the Company.

On May 18, 2021, representatives of Wachtell Lipton sent representatives of Skadden a draft of a merger agreement contemplating the acquisition of the Company by way of a merger for a combination of cash and American Depositary Shares of Parent for each of Company’s shares (“Parent ADSs”).

Between May 18 and May 19, 2021, Party A, Party E and Party F notified the Company that they were not interested in pursuing a potential strategic transaction involving the Company.

On May 20, 2021, a meeting of the Company Board was convened. Members of management and representatives of Centerview provided the Company Board with an update on the status of engagement with each of the potential counterparties, including the potential counterparties who had indicated that they were no longer interested in pursuing a potential strategic transaction involving the Company.

On May 23, 2021, representatives of Skadden sent representatives of Wachtell Lipton a markup of the draft merger agreement which retained the mixed cash and Parent ADS consideration construct, and both parties continued to exchange drafts of the merger agreement and related ancillary documents to resolve open issues, including the representations and warranties of the Company, restrictions on the operation of the Company’s and the Parent’s respective businesses prior to consummation of the proposed transaction, and terms of the Company’s covenant not to solicit alternative offers (subject to certain exceptions).

On May 26, 2021, a meeting of the Company Board was convened. Representatives of Centerview also discussed certain preliminary financial projections prepared by members of management based on a range of varying assumptions, including but not limited to the timing of approval and probability of success for pelabresib (CPI-0610). The Company Board directed representatives of Centerview to use two sets of projections, which projections were identical except that the second case was subject to one adjustment to the assumptions relating to the timing of launch, in performing its financial analyses in connection with rendering an opinion to the Company Board of the fairness, from a financial point of view, of the consideration to be paid to the holders of Shares in the transaction (for additional detail, see “—Management Projections”).

On May 27, 2021, representatives of Skadden provided to representatives of Wachtell Lipton the draft Royalty Purchase Agreement, Revenue Participation Purchase and Sale Agreement, and Development Bond Purchase Agreement (collectively, the “Financing Agreements”) with Royalty Pharma plc (“Royalty Pharma”), which would provide financing for the Transactions. Concurrently with the negotiation of the draft merger agreement, representatives of Wachtell Lipton reviewed and provided comments related to conditionality of the financing contemplated by the Financing Agreements.

On May 30, 2021, representatives of Skadden sent representatives of Wachtell Lipton a markup of the draft merger agreement contemplating the acquisition of the Company by way of an all-cash tender offer, and representatives of Goldman Sachs verbally communicated to representatives of Centerview a final proposal to acquire all outstanding Shares for $34.00 in cash (the “May 30 Proposal”). Representatives of Skadden and representatives of Wachtell Lipton participated in calls over the course of May 31, 2021 to discuss and resolve the remaining open issues, including the scope of Parent’s obligation to launch the tender offer on a timely basis and the minimum conditions required for consummation of such tender offer, and finalized the merger agreement and other transaction documents. Also on May 30, 2021, representatives of Goldman Sachs and Centerview held a call to discuss the May 30 Proposal. Representatives from Centerview indicated that Parent may be asked to improve the offer.

Thereafter on May 30, 2021 a meeting of the Company Board was convened. Members of management and representatives of Centerview provided the Company Board with an update on the status of engagement with Parent and the May 30 Proposal. Following the discussion, the Company Board determined that the May 30 Proposal, subject to the satisfactory negotiation of the merger agreement, was sufficient for the Company to move forward with Parent.

Also on May 30, 2021, Mr. Raythatha called Dr. Kress to acknowledge the May 30 Proposal and inform Dr. Kress that the Company was prepared to accept the $34.00 per share in cash offer as set forth in the May 30 Proposal. Later that same day on May 30, 2021, representatives of Centerview separately called representatives of Goldman Sachs to also inform them that the Company had agreed to a price of $34.00 per share in cash as set forth in the May 30 Proposal.

At 5:00 p.m., Eastern Time on June 1, 2021, a special meeting of the Company Board was convened. Representatives of Centerview summarized the various discussions that had transpired over the course of the prior days between the representatives of the Company and representatives of Parent. Representatives of Centerview also reviewed with the Company Board Centerview’s financial analysis of the Offer Price and the Merger Consideration and rendered to the Company Board an oral opinion, which was subsequently confirmed by delivery of a written opinion dated June 1, 2021 that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken in preparing its opinion, the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders (for a detailed discussion of Centerview’s opinion, see “—Opinion of the Company’s Financial Advisor”). Representatives of Wachtell Lipton then provided an overview of the merger agreement, which they indicated was in substantially final form, and summarized the resolutions proposed to be adopted by the Company Board to approve the transaction. Representatives of Wachtell Lipton also summarized the terms of the proposed final form of the merger agreement and reviewed the Company Board’s fiduciary duties under Delaware law in connection with a potential sale of the Company. The Company Board unanimously approved the merger agreement and resolved to recommend that the stockholders of the Company accept the Offer and tender their Shares to Parent pursuant to the Offer. The Company Board also delegated to Dr. Braunstein and Mr. Raythatha the authority to finally approve the execution of the merger agreement in the absence of material changes thereto.

Following the completion of the Company Board meeting, Skadden and Wachtell Lipton finalized the merger agreement.

Shortly after 6:00 a.m. Eastern Time on June 2, 2021, representatives of Skadden sent representatives of Wachtell Lipton the final version of the Financing Agreements. Shortly thereafter, Dr. Braunstein and Mr. Raythatha met with members of the Company’s management, representatives of Centerview, and representatives of Wachtell Lipton, and Dr. Braunstein and Mr. Raythatha approved the final execution of the merger agreement, and the Company, Parent and Purchaser executed a final merger agreement.

The Company and Parent issued a press release announcing the transaction in the morning of June 2, 2021.

Reasons for the Company Board’s Recommendation

The Company Board, with the assistance of management and the Company’s legal and financial advisors, evaluated the Merger Agreement and the Transactions. The Company Board unanimously recommends that the stockholders of the Company accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

In the course of reaching its recommendation, the Company Board considered a number of material factors relating to the Merger Agreement and the Transactions, each of which the Company Board believed supported its decision, including the following, which are not necessarily listed in order of relative importance:

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Premium to Market Price. The Company Board considered the current and historical market prices of the Shares, including the market performance of the Shares relative to those of other participants in the Company’s industry and general market indices, and the fact that the Offer Price of $34.00 per Share represents a substantial and compelling premium to historical market prices of the Shares, including an approximately 68% premium to the closing price of $20.24 on June 1, 2021, the last trading day before the Company Board’s approval of the Transactions, and an approximately 68% premium over the Company’s 30-day volume weighted average price.

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Certainty of Value. The Company Board considered that the Offer Price and the Merger Consideration are all cash and that the Transactions provide certain and immediate value and liquidity to the Company’s stockholders for their Shares, especially when viewed against any risks and uncertainties associated with the Company’s standalone strategy.

•	Best Strategic Alternative for Maximizing Stockholder Value. After a thorough review of strategic alternatives and discussions with management and the Company’s financial and legal advisors, the

Company Board determined that the Offer Price is more favorable to the stockholders of the Company than the potential value that might result from other strategic options available, including, but not limited to, remaining a standalone public company. In particular:

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The Company Board considered: (i) the activities conducted by the Company in 2020 and 2021 to identify and contact potential counterparties for a strategic transaction involving the Company, including the Company’s invitation to potential counterparties to participate in two strategic processes; and (ii) the fact that the processes resulted in three of the potential counterparties submitting proposals for a strategic transaction involving the Company.

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The Company Board also considered the course and history of the Company’s discussions and competitive negotiations following the receipt of acquisition proposals from Parent, Party E and Party F, including: (i) the fact that both Party E and Party F decided to withdraw from the process after submitting their preliminary proposals; and (ii) the risk that broader outreach to other strategic counterparties could delay a potential transaction, could cause significant disruption to the Company, and would in the Company Board’s view unlikely to lead to a more valuable offer, while putting at risk a transaction with Parent at the price and terms negotiated.

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The Company Board also carefully evaluated, with the assistance of legal and financial advisors and members of management, the risks and potential benefits associated with other strategic or financial alternatives and the potential for shareholder value creation associated with those alternatives. As part of these evaluations, the Company Board considered:

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an assessment of the Company’s business, assets (including pipeline assets), prospects, competitive position, regulatory landscape, historical and projected financial performance, short- and long-term capital needs and the nature of the industries in which the Company competes; and

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the risks associated with the Company’s business and remaining a standalone public company, including: (i) the risks and costs associated with a successful launch and commercialization of pelabresib (CPI-0610) by the Company, including the prospects of the various partnership, licensing and collaboration proposals that the Company had received from various parties; (ii) the risks related to clinical trials and regulatory approvals for pelabresib (CPI-0610) for the treatment of Myelofibrosis indications and the Company’s development of pelabresib (CPI-0610) for additional indications, together with other relevant regulatory approvals; (iii) the risks related to the development and commercialization of the Company’s broader portfolio of products and product candidates; and (iv) other factors affecting the revenues and profitability of biotechnology products generally.

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Likelihood and Speed of Consummation. The Company Board considered the likelihood of completion of the Transactions, including the Offer and the Merger, to be high, particularly in light of the terms of the Merger Agreement and the closing conditions to the Offer and the Merger, including:

•	the limited and specific nature of the conditions to the Offer and the Merger;

•	the absence of any financing condition in the Merger Agreement;

•	Parent’s ability to fund the Offer Price, including the financing of a portion of the aggregate Offer Price by Royalty Pharma;

•	the absence of significant impediments to receiving the requisite regulatory approvals;

•	the remedy of specific performance available to the Company under the Merger Agreement in the event of breaches by Parent and Purchaser;

•	the fact that the Offer and the Merger are not conditioned on the approval of Parent’s shareholders; and

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the structure of the Transactions as a cash tender offer for all outstanding Shares, with the expected result that a relatively short period will likely elapse before the Company’s stockholders receive the Offer Price, followed by a prompt Merger under Section 251(h) of the DGCL, which would not require additional stockholder approval, and in which stockholders who do not validly exercise appraisal rights will receive the same consideration received by those stockholders who tender their Shares in the Offer.

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Financing of the Transactions. The Company Board considered: (i) the terms of the proposed financing for the Transactions between Parent and Royalty Pharma, which provided for limited conditions, (ii) the fact that the financing was structured through the purchase by Royalty Pharma of royalty and revenue participation cash streams of the combined company which, together with Parent’s cash on hand, will be sufficient for payment of the merger consideration, and (iii) the fact that the consummation of the Transactions would not be subject to a financing condition.

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Opportunity to Receive Unsolicited Alternative Proposals and to Terminate the Merger Agreement in Order to Accept a Superior Proposal. The Company Board considered the terms of the Merger Agreement permitting the Company to receive unsolicited alternative proposals, and the other terms and conditions of the Merger Agreement, including:

•	the Company’s right, subject to certain conditions, to respond to and negotiate unsolicited acquisition proposals that are made prior to the time that the Offer is consummated;

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the provision of the Merger Agreement allowing the Company Board to terminate the Merger Agreement in order to accept and enter into a definitive agreement with respect to an unsolicited superior offer, subject to payment of a termination fee of $60 million, which amount the Company Board believes to be reasonable under the circumstances and taking into account the range of such termination fees in similar transactions, and the unlikelihood that a fee of such size would be a meaningful deterrent to alternative acquisition proposals; and

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the ability of the Company Board under the Merger Agreement to withdraw or modify its recommendation that the Company’s stockholders tender their Shares to Purchaser pursuant to the Offer in certain circumstances, including in connection with a superior offer or intervening event.

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Fairness Opinion and Analyses from Centerview. The Company Board considered the opinion of Centerview rendered to the Company Board on June 1, 2021, which was subsequently confirmed by delivery of a written opinion dated as of such date that, as of such date and based upon and subject to the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price and the Merger Consideration to be paid to the holders of Shares (other than as specified in such opinion) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders and the financial analysis presentation of Centerview made to the Company Board on June 1, 2021 in connection with the delivery of the opinion, as more fully described below under “—Opinion of the Company’s Financial Advisor.” The full text of the written opinion of Centerview, dated June 1, 2021, which set forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken in rendering the opinion, has been included as Annex A to this Schedule 14D-9 and is incorporated herein by reference.

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Availability of Appraisal. The Company Board also considered the availability of appraisal rights under Delaware law to holders of shares of common stock who do not tender their Shares in the Offer and comply with all of the required procedures under Delaware law, which provides those eligible stockholders with an opportunity to have a Delaware court determine the fair value of their shares, which may be more than, less than, or the same as the amount such stockholders would have received under the Merger Agreement.

The Company Board also considered a variety of risks and other potentially adverse factors in determining whether to approve the Merger Agreement and the Transactions, including the following, which are not necessarily listed in order of relative importance:

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the fact that the Company would no longer exist as an independent, publicly traded company, and the Company’s stockholders would no longer participate in any future earnings or growth of the Company or benefit from the successful execution of the Company’s current strategy as a public company;

•	the potential risk of diverting management attention and resources away from the operation of the Company’s business and towards completion of the Offer and the Merger;

•	the risk of incurring substantial expenses related to the Offer and the Merger;

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the risk that the financing for the Transactions may not be available to Parent or may not be available on the terms set forth in the financing documents entered into concurrently with the entry into the Merger Agreement;

•	the risk that any conditions to the parties’ obligations to complete the Offer and the Merger are not satisfied, and as a result, the Transactions are not completed;

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the risks and costs to the Company if the Transactions do not close, including uncertainty about the effect of the proposed Offer and Merger on the Company’s employees and other parties, which may impair the Company’s ability to attract, retain and motivate key personnel, and could cause commercial partners and others to seek to change existing business relationships with the Company;

•	the possibility that under certain circumstances, the Company may be required to pay Parent a termination fee of $60 million;

•	the fact that the gain realized by the Company’s stockholders as a result of the Offer and the Merger generally will be taxable to the stockholders for U.S. federal income tax purposes;

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the restrictions in the Merger Agreement on the conduct of the Company’s business prior to the consummation of the Merger, which may delay the Company in or prevent the Company from undertaking business or other opportunities that may arise prior to the consummation of the Offer or the Merger; and

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various other risks associated with the Merger and the business of the Company, as more fully described below under the caption “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements.”

The Company Board concluded that the risks, uncertainties, restrictions and potentially negative factors associated with the Transactions were outweighed by the potential benefits of the Transactions.

The foregoing discussion of the Company Board’s reasons for its recommendation to accept the Offer is not meant to be exhaustive, but addresses the material factors considered by the Company Board in connection with its recommendation. In view of the wide variety of reasons considered by the Company Board in connection with the evaluation of the Offer and the complexity of these matters, the Company Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific reasons considered in reaching its determination and recommendation. Rather, the directors made their determinations and recommendations based on the totality of the information presented to them, and the judgments of individual members of the Company Board may have been influenced to a greater or lesser degree by different reasons. In arriving at their respective recommendations, the members of the Company Board considered the interests of our executive officers and directors as described under “Past Contacts, Transactions, Negotiations and Agreements” in Item 3 above.

The foregoing description of the consideration by the Company Board of the reasons supporting the Merger Agreement and Transactions is forward-looking in nature. This information should be read in light of the factors discussed in the section entitled “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements”.

Intent to Tender

To the Company’s knowledge, after making reasonable inquiry, the directors, executive officers, affiliates and subsidiaries of the Company currently intend to tender or cause to be tendered all Shares held of record or beneficially owned by them pursuant to the Offer. The foregoing does not include any Shares over which, or with respect to which, any such executive officer, director, affiliate or subsidiary acts in a fiduciary or representative capacity or is subject to the instructions of a third party with respect to such tender.

Management Projections

The Company does not, as a matter of course, publicly disclose forecasts or internal projections as to future performance, or results of operations, earnings or other results, due to, among other things, the inherent difficulty of predicting financial performance for future periods and the likelihood that the underlying assumptions and estimates may not be realized. However, in connection with the evaluation of a proposed transaction, at the direction of the Company Board, management of the Company prepared certain non-public, unaudited prospective financial information for fiscal years 2021 through 2040, based on its view of the prospects for the Company, including with respect to pelabresib (CPI-0610), CPI-0209, and certain other drug candidates in the early stages of research and development.

The Projections were provided to the Company Board in considering, analyzing and evaluating the Transactions. In addition, the Projections were provided to Centerview, the Company’s financial advisor, and were relied upon by Centerview in connection with the rendering of its fairness opinion to the Company Board and in performing the related financial analyses as described in “—Opinion of Centerview Partners LLC” and were the only financial projections with respect to the Company used by Centerview in performing such financial analyses. The Projections were not provided to Parent or any of the other Potential Counterparties. At the Company Board’s request during the course of its evaluation of the Transactions, management of the Company evaluated various scenarios using a range of assumptions. At the direction of the Company Board, management of the Company focused on two cases, summarized below as “Case 1” and “Case 2” (the “Projections”), which were based on different assumptions regarding the launch date of pelabresib (CPI-0610). Management of the Company modeled the Projections based on its reasonable best estimates and assumptions with respect to the future financial performance of the Company on a standalone basis, including but not limited to the timing of approval for pelabresib (CPI-0610).

These Projections were based upon certain financial, operating and commercial assumptions developed solely using the information available to the Company management at the time the Projections were created. The Projections reflect a risk-adjusted outlook, based on certain internal assumptions about the probability of technical success and regulatory approvals, launch timing, epidemiology, pricing, sales ramp, market growth, market share, competition, market exclusivity, research and development expenses, general and administrative expenses, effective tax rate and utilization of net operating losses and other relevant factors related to the Company’s long-range operating plan.

Cautionary Note About the Projections

The Projections, while necessarily presented with numerical specificity, were based on numerous variables and assumptions that are inherently uncertain and many of which are beyond the Company’s control. The Projections reflect numerous estimates and assumptions made by the Company’s management, based on information available at the time the Projections were developed, with respect to industry performance and competition, regulatory conditions, general business, economic, market and financial conditions, and matters specific to the Company’s products and product candidates, all of which are difficult to predict and many of which are beyond the Company’s control. As a result, there can be no assurance that the Projections accurately reflect future trends or accurately estimate the future market for the Company’s products and product candidates. Important factors that may affect actual results and result in the Projections not being achieved include, but are not limited to, the timing of achieving regulatory approval for the Company’s products and product candidates and the Company’s development of such products and product candidates for additional indications, the risks related to the Company’s investments and efforts to scale up its global supply chains and the impact thereof on gross margins, clinical trials (including the funding therefor, anticipated patient enrollment, trial outcomes, timing or associated costs), regulatory applications and related timelines, including the filing and approval timelines, out-licensing arrangements, forecasts of future operating results, potential collaborations, capital raising activities, and the timing for bringing any product candidate to market, the factors described under “Item 8. Additional Information—Cautionary Note Regarding Forward-Looking Statements” and other risk factors described in the Company’s annual report on Form 10-K for the fiscal year ended December 31, 2020, subsequent quarterly reports on Form 10-Q and current reports on Form 8-K. In addition, the Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable periods. Further, the Projections cover multiple years and, by their nature, become subject to greater uncertainty with each successive year. Accordingly, there can be no assurance that the Projections will be realized, and actual results may vary materially from those shown.

Modeling and forecasting the future commercialization of clinical stage drug candidates is a highly speculative endeavor. In addition to the various limitations described above, there can also be no assurance that the Company will obtain and maintain any of the regulatory approvals necessary for the commercialization of pelabresib (CPI-0610) or any of its other products or product candidates, or that the Company’s competitors will not commercialize products that are safer, more effective, or more successfully marketed and sold than any product that the Company may commercialize. Since the Projections cover a long period of time, the Projections by their nature are unlikely to anticipate each circumstance that will have an effect on the commercial value of the Company’s products and product candidates.

In light of the foregoing factors and the uncertainties inherent in the Projections, holders of Shares are cautioned not to place undue, if any, reliance on the Projections. The Projections were not prepared with a view toward public disclosure. The inclusion of the Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or any of its affiliates, advisors or representatives considered or consider the Projections to be predictive of actual future events, and the Projections should not be relied upon as such or construed as financial guidance. Neither the Company nor any of its affiliates, advisors (including its financial advisor) or representatives assumes any responsibility for the accuracy of this information. Neither the Company nor any of its respective affiliates, advisors (including its financial advisor), officers, directors or representatives can give any assurance that actual results will not differ from the Projections, and none of them undertakes any obligation to update or otherwise revise or reconcile the Projections to reflect circumstances existing after the date the Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the Projections are shown to be in error. The Company does not intend to make publicly available any update or other revision to the Projections, except as may otherwise be required by law. Neither the Company nor any of its respective affiliates, advisors (including its financial advisor), officers, directors or representatives has made or makes any representation or warranty to any holders of Shares or other person regarding the ultimate performance of the Company compared to the information contained in the Projections, the likelihood that the Projections will be achieved, the results of the Company’s clinical trials, the effectiveness or marketability of the Company’s products or product candidates or the overall future performance of the Company. The Projections were prepared based on the Company’s continued operation as a standalone company and do not take into account the Offer, including the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. The Projections are subjective in many respects and are thus subject to interpretation.

The Projections were not prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). In addition, the Projections were not prepared with the assistance of, or reviewed, compiled or examined by, independent accountants. The Projections are not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer, but instead because the Projections were provided to the Company

Board and to Centerview to evaluate the transactions contemplated by the Merger Agreement. The Projections may differ from publicly available analyst estimates, and the Projections do not take into account any events or circumstances after the date they were prepared, including the announcement of the Transactions.

Certain of the Projections may be considered non-GAAP financial measures. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures as used in the Projections may not be comparable to similarly titled measures used by other companies. The Company has not provided reconciliations of the non-GAAP Projections to the comparable GAAP measure due to no reasonably accessible or reliable comparable GAAP measures for these measures and because of the inherent difficulty in forecasting and quantifying these measures that are necessary for such reconciliation. In the view of the Company’s management, the Projections were prepared on a reasonable basis based on the information available to the Company’s management at the time of their preparation.

THE COMPANY DOES NOT INTEND TO UPDATE OR OTHERWISE REVISE THE PROJECTIONS TO REFLECT CIRCUMSTANCES EXISTING AFTER THE DATE WHEN MADE OR TO REFLECT THE OCCURRENCE OF FUTURE EVENTS, EVEN IN THE EVENT THAT ANY OR ALL OF THE ASSUMPTIONS UNDERLYING THE PROJECTIONS ARE NO LONGER APPROPRIATE.

Set forth below are summaries of the Projections, which were relied upon by Centerview as the basis for the rendering of its fairness opinion described in “—Opinion of Centerview Partners LLC” (and were the only financial projections with respect to the Company used by Centerview in rendering its opinion). The foregoing is a summary of certain key assumptions and does not purport to be a comprehensive overview of all assumptions reflected in the Projections.

Management Projections: Case 1

(Amounts in Millions)

	Fiscal Year Ending December 31,
	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E
Total Net Revenue	$150	—	$97	$77	$215	$434	$635	$828	$1,020	$1,168	$1,277	$1,362	$1,442	$1,496	$1,538	$574	$334	$158	$115	$29
Memo: Total Net Revenue Excl. Upfront / Milestones(1)	—	—	—	$77	$215	$402	$615	$818	$1,020	$1,161	$1,277	$1,362	$1,427	$1,496	$1,538	$574	$334	$158	$115	$29
Gross Profit	$150	—	$97	$63	$161	$375	$470	$706	$948	$1,087	$1,224	$1,336	$1,416	$1,469	$1,511	$564	$328	$156	$113	$28
Total R&D Expense	$(115)	$(155)	$(149)	$(122)	$(105)	$(40)	$(40)	$(30)	$(33)	$(36)	$(36)	$(37)	$(38)	$(39)	$(40)	$(16)	$(10)	$(5)	$(4)	$(1)
Total S&M Expense	$(3)	$(8)	$(26)	$(121)	$(132)	$(129)	$(133)	$(138)	$(146)	$(152)	$(158)	$(164)	$(170)	$(176)	$(180)	$(69)	$(42)	$(22)	$(17)	$(4)
Total G&A Expense	$(29)	$(40)	$(60)	$(72)	$(74)	$(86)	$(91)	$(98)	$(103)	$(108)	$(112)	$(115)	$(118)	$(122)	$(125)	$(40)	$(25)	$(10)	$(7)	$(2)
EBIT(2)	$3	$(204)	$(138)	$(252)	$(151)	$120	$205	$440	$665	$791	$918	$1,019	$1,090	$1,133	$1,166	$439	$252	$119	$85	$21

(1)	Excludes any upfront or milestone payments in connection with a potential CPI-0209 partnership.
(2)	“EBIT” is earnings before interest expenses and taxes.

Management Projections: Case 2

(Amounts in Millions)

	Fiscal Year Ending December 31,
	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E
Total Net Revenue	$150	—	$97	—	$78	$276	$469	$678	$870	$1,061	$1,184	$1,284	$1,377	$1,424	$1,490	$562	$331	$158	$114	$29
Memo: Total Net Revenue Excl. Upfront / Milestones(1)	—	—	—	—	$78	$244	$449	$668	$870	$1,053	$1,184	$1,284	$1,362	$1,424	$1,490	$562	$331	$158	$114	$29
Gross Profit	$150	—	$97	—	$63	$221	$345	$575	$746	$988	$1,102	$1,239	$1,351	$1,398	$1,463	$552	$325	$155	$112	$28
Total R&D Expense	$(115)	$(155)	$(149)	$(122)	$(105)	$(37)	$(38)	$(29)	$(32)	$(34)	$(36)	$(37)	$(38)	$(39)	$(40)	$(16)	$(10)	$(5)	$(4)	$(1)
Total S&M Expense	$(3)	$(8)	$(26)	$(104)	$(147)	$(128)	$(133)	$(137)	$(143)	$(151)	$(156)	$(162)	$(167)	$(173)	$(178)	$(69)	$(42)	$(22)	$(17)	$(4)
Total G&A Expense	$(29)	$(40)	$(60)	$(62)	$(74)	$(84)	$(88)	$(94)	$(100)	$(106)	$(110)	$(114)	$(117)	$(121)	$(124)	$(41)	$(25)	$(11)	$(8)	$(2)
EBIT(2)	$3	$(204)	$(138)	$(287)	$(263)	$(28)	$87	$315	$471	$697	$799	$926	$1,028	$1,066	$1,121	$427	$248	$118	$84	$21

(1)	Excludes any upfront or milestone payments in connection with a potential CPI-0209 partnership.
(2)	“EBIT” is earnings before interest expenses and taxes.

At the direction of the Company’s management, Centerview calculated the unlevered free cash flows of the Company for each of Case 1 and Case 2 for the periods presented, which were calculated based on the Projections and other Company management projected financial information, as earnings before interest expenses and taxes (“EBIT”), less tax expense, plus depreciation and amortization, less capital expenditures, less changes in net working capital. For purposes of calculating the discounted cash flow, Centerview calculated the estimated (i) taxes saved from NOLs in Case 1 of $25 million, $41 million, $74 million, $112 million, and $29 million for years 2026, 2027, 2028, 2029, and 2030, respectively, and in Case 2 of $18 million, $66 million, $79 million, $117 million, and $37 million for years 2027, 2028, 2029, 2030, and 2031, respectively, based on a tax rate of 21% and (ii) impact of an assumed $50 million equity investment in 2021 and the cost of a future capital raise of $200 million in 2025 in Case 1 and $350 million in 2025 in Case 2. The values in the table below do not show the effect of NOL usage or the cost of future capital raises.

	Fiscal Year Ending December 31,
	2021E	2022E	2023E	2024E	2025E	2026E	2027E	2028E	2029E	2030E	2031E	2032E	2033E	2034E	2035E	2036E	2037E	2038E	2039E	2040E
(Amounts in millions)
Unlevered Free Cash Flow (Case 1)(1)	$0	$(206)	$(140)	$(255)	$(164)	$76	$141	$327	$505	$611	$713	$797	$854	$888	$917	$443	$223	$111	$71	$25
Unlevered Free Cash Flow (Case 2)(1)	$0	$(206)	$(140)	$(290)	$(271)	$(44)	$48	$227	$352	$532	$619	$722	$805	$836	$879	$430	$219	$110	$71	$25

(1)

“Unlevered Free Cash Flow” is EBIT less tax expense, plus depreciation and amortization, less capital expenditures, less changes in net working capital. Non-cash compensation based expense was treated as a cash expense. Excludes impact of net operating losses. Calculation assumes a tax rate of 21%.

Opinion of Centerview Partners LLC

The Company retained Centerview as financial advisor to the Company Board in connection with the Transactions. In connection with this engagement, the Company Board requested that Centerview evaluate the fairness, from a financial point of view, to the holders of Shares (other than Excluded Shares and Dissenting Shares (as defined in the Merger Agreement)) of the Offer Price and the Merger Consideration proposed to be paid to such holders pursuant to the Merger Agreement. On June 1, 2021, Centerview rendered to the Company Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated such date that, as of such date and based upon and subject to various assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price and the Merger Consideration proposed to be paid to the holders of Shares (other than Excluded Shares and Dissenting Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

The full text of Centerview’s written opinion, dated June 1, 2021, which describes the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, is attached as Annex A to this Schedule 14D-9 and is incorporated herein by reference. The summary of the written opinion of Centerview set forth below is qualified in its entirety by the full text of Centerview’s written opinion attached as Annex A. Centerview’s financial advisory services and opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions and Centerview’s opinion addressed only the fairness, from a financial point of view, as of the date thereof, to the holders of Shares (other than Excluded Shares and Dissenting Shares) of the Offer Price and the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. Centerview’s opinion did not address any other term or aspect of the Merger Agreement or the Transactions and does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer or otherwise act with respect to the Transactions or any other matter.

The full text of Centerview’s written opinion should be read carefully in its entirety for a description of the assumptions made, procedures followed, matters considered, and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion.

In connection with rendering the opinion described above and performing its related financial analyses, Centerview reviewed, among other things:

•	a draft of the Merger Agreement, dated June 1, 2021, referred to in this summary of Centerview’s opinion as the “Draft Merger Agreement”;

•	the Company’s Annual Reports on Form 10-K for the years ended December 31, 2020, December 31, 2019 and December 31, 2018;

•	certain of the Company’s interim reports to stockholders and Quarterly Reports on Form 10-Q;

•	certain publicly available research analyst reports for the Company;

•	certain other communications from the Company to its stockholders; and

•

certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to Centerview by the Company for purposes of Centerview’s analysis, which are referred to in this summary of Centerview’s opinion as the “Projections,” and which are collectively referred to in this summary of Centerview’s opinion as the “Internal Data.”

Centerview also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, Centerview reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that Centerview deemed relevant. Centerview also compared certain of the proposed financial terms of the Transactions with the financial terms, to the extent publicly available, of certain other transactions that Centerview deemed relevant, and conducted such other financial studies and analyses and took into account such other information as Centerview deemed appropriate.

Centerview assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by Centerview for purposes of its opinion and, with the Company’s consent, Centerview relied upon such information as being complete and accurate. In that regard, Centerview assumed, at the Company’s direction, that the Internal Data (including, without limitation, the Projections) were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s management as to the matters covered thereby and Centerview relied, at the Company’s direction, on the Internal Data for purposes of Centerview’s analysis and opinion. Centerview expressed no view or opinion as to the Internal Data or the assumptions on which it was based. In addition, at the Company’s direction, Centerview did not make any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor was Centerview furnished with any such evaluation or appraisal, and was not asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. Centerview assumed, at the Company’s direction, that the final executed Merger Agreement would not differ in any respect material to Centerview’s analysis or opinion from the Draft Merger Agreement reviewed by Centerview. Centerview also assumed, at the Company’s direction, that the Transactions will be consummated on the terms set forth in the Merger Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to Centerview’s analysis or Centerview’s opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to Centerview’s analysis or Centerview’s opinion. Centerview did not evaluate and did not express any opinion as to the Company’s solvency or fair value, or the Company’s ability to pay its obligations when they come due, or as to the impact of the Transactions on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Centerview is not a legal, regulatory, tax or accounting advisor, and Centerview expressed no opinion as to any legal, regulatory, tax or accounting matters.

Centerview’s opinion expressed no view as to, and did not address, the Company’s underlying business decision to proceed with or effect the Transactions, or the relative merits of the Transactions as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. Centerview’s opinion was limited to and addressed only the fairness, from a financial point of view, as of the date of Centerview’s written opinion, to the holders of the Shares (other than Excluded Shares and Dissenting Shares) of the Offer Price and the Merger Consideration to be paid to such holders pursuant to the Merger Agreement. For purposes of its opinion, Centerview was not asked to, and Centerview did not, express any view on, and its opinion did not address, any other term or aspect of the Merger Agreement or the Transactions, including, without limitation, the structure or form of the Transactions, or any other agreements or arrangements contemplated by the Merger Agreement or entered into in connection with or otherwise contemplated by the Transactions, including, without limitation, the fairness of the Transactions or any other term or aspect of the Transactions to, or any consideration to be received in connection therewith by, or the impact of the Transactions on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, Centerview expressed no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transactions, whether relative to the Offer Price or the Merger Consideration to be paid to the holders of the Shares (other than Excluded Shares and Dissenting Shares) pursuant to the Merger Agreement or otherwise. Centerview’s opinion was necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to Centerview as of, the date of

Centerview’s written opinion, and Centerview does not have any obligation or responsibility to update, revise or reaffirm its opinion based on circumstances, developments or events occurring after the date of Centerview’s written opinion. Centerview’s opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Offer, or otherwise act with respect to the Transactions or any other matter. Centerview’s financial advisory services and its written opinion were provided for the information and assistance of the Company Board (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transactions. The issuance of Centerview’s opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Summary of Centerview Financial Analysis

The following is a summary of the material financial analyses prepared and reviewed with the Company Board in connection with Centerview’s opinion, dated June 1, 2021. The summary set forth below does not purport to be a complete description of the financial analyses performed or factors considered by, and underlying the opinion of, Centerview, nor does the order of the financial analyses described represent the relative importance or weight given to those financial analyses by Centerview. Centerview may have deemed various assumptions more or less probable than other assumptions, so the reference ranges resulting from any particular portion of the analyses summarized below should not be taken to be Centerview’s view of the actual value of the Company. Some of the summaries of the financial analyses set forth below include information presented in tabular format. In order to fully understand the financial analyses, the tables must be read together with the text of each summary, as the tables alone do not constitute a complete description of the financial analyses performed by Centerview. Considering the data in the tables below without considering all financial analyses or factors or the full narrative description of such analyses or factors, including the methodologies and assumptions underlying such analyses or factors, could create a misleading or incomplete view of the processes underlying Centerview’s financial analyses and its opinion. In performing its analyses, Centerview made numerous assumptions with respect to industry performance, general business and economic conditions and other matters, many of which are beyond the control of the Company or any other parties to the Transactions. None of the Company, Parent, Purchaser or Centerview or any other person assumes responsibility if future results are materially different from those discussed. Any estimates contained in these analyses are not necessarily indicative of actual values or predictive of future results or values, which may be significantly more or less favorable than as set forth below. In addition, analyses relating to the Company’s value do not purport to be appraisals or reflect the prices at which the Company may actually be sold. Accordingly, the assumptions and estimates used in, and the results derived from, the financial analyses are inherently subject to substantial uncertainty. Except as otherwise noted, the following quantitative information, to the extent that it is based on market data, is based on market data as it existed on or before June 1, 2021 (the last trading day before the public announcement of the Transactions) and is not necessarily indicative of current market conditions.

Selected Public Company Analysis

Centerview reviewed and compared certain financial information for the Company to corresponding financial information for the following publicly traded late-stage biopharmaceutical companies that Centerview (which companies are referred to as the “selected companies” in this summary of Centerview’s opinion), based on its experience and professional judgment, deemed relevant to consider in relation to the Company:

Selected Company	2026E EV / Revenue Multiple
Arcus Biosciences, Inc.	1.4x
Kronos Bio, Inc.	6.5x
Kura Oncology, Inc.	1.0x
Mersana Therapeutics, Inc.	NA
Replimune Group, Inc.	1.4x
SpringWorks Therapeutics, Inc.	NA
Syndax Pharmaceuticals, Inc.	3.4x
Zymeworks Inc.	2.0x
Median:	1.7x

Although none of the companies used in this analysis is identical or directly comparable to the Company, the selected companies listed above were chosen by Centerview, among other reasons, because they are publicly traded late-stage biopharmaceutical companies with certain business, operational, and/or financial characteristics that, for purposes of Centerview’s analysis, may be considered similar to those of the Company. However, because none of the selected companies is exactly the same as the Company, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected public company analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment concerning differences between the operational, business or financial characteristics of the Company and the selected companies that could affect the public trading values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources as of June 1, 2021, Centerview calculated, for each selected company, the selected company’s enterprise value (calculated as the market value of common equity (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, and other convertible securities) plus the book value of debt and certain liabilities less cash and cash equivalents) as a multiple of Wall Street research analyst consensus estimated revenue for calendar year 2026 (“2026E EV/Revenue Multiple”).

Based on this analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of 2026E EV/Revenue Multiples of 1.5x to 3.5x. In selecting this range of 2026E EV/Revenue Multiples, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, operational, and/or financial characteristics of the Company and the selected companies that could affect their public trading values in order to provide a context in which to consider the results of the quantitative analysis. Applying this range of 2026E EV/Revenue Multiples to (i) the Company’s estimated calendar year risk-adjusted 2026 revenue (excluding one-time items and milestones) of $402 million under Case 1 of the Projections and (ii) the Company’s estimated calendar year risk-adjusted 2026 revenue (excluding one-time items and milestones) of $244 million under Case 2 of the Projections, and adding to each the Company’s estimated net cash as of June 30, 2021 of $347 million as set forth in the Internal Data, resulted in the following implied per share equity value ranges for the Shares, rounded to the nearest $0.05:

	Reference Range	Implied Equity Value Per Share Range
Case 1 Management Projections	1.5x–3.5x	$19.10–$34.65
Case 2 Management Projections	1.5x–3.5x	$14.45–$23.95

Centerview then compared this range to the Offer Price and the Merger Consideration of $34.00 per Share in cash to be paid to the holders of Shares (other than Excluded Shares and Dissenting Shares) pursuant to the Merger Agreement.

Selected Precedent Transaction Analysis

Centerview reviewed and compared certain information relating to the following selected transactions involving late-stage biopharmaceutical companies (which transactions are referred to as the “selected transactions” in this summary of Centerview’s opinion) that Centerview, based on its experience and professional judgment, deemed relevant to consider in relation to the Company and the Transactions. Although none of the selected transactions is identical or directly comparable to the Transactions, the transactions listed below were chosen by Centerview because, among other reasons, their participants, size or other factors, for purposes of Centerview’s analysis, may be considered similar to the Transactions. Centerview used its experience, expertise and knowledge of these industries to select transactions that involved companies with certain operational, business or financial characteristics that, for purposes of this analysis, may be considered similar to those of the Company.

However, because none of the selected transactions used in this analysis is identical or directly comparable to the Transactions, Centerview believed that it was inappropriate to, and therefore did not, rely solely on the quantitative results of the selected precedent transaction analysis. Accordingly, Centerview also made qualitative judgments, based on its experience and professional judgment, concerning differences between the operational, business or financial characteristics of the Company and of each target company as well as between the Transactions and the selected transactions that could affect the transaction values of each in order to provide a context in which to consider the results of the quantitative analysis.

Using publicly available information obtained from SEC filings and other data sources, as of the time of the announcement of the relevant transactions, Centerview calculated, for each selected transaction, the transaction value (calculated as the offer value (determined using the treasury stock method and taking into account outstanding in-the-money options, warrants, restricted stock units, performance stock units and other convertible securities), plus the book value of debt and certain liabilities less cash and cash equivalents) implied for each target company based on the consideration payable in the applicable selected transaction, in each case excluding any contingent payments, which amount is referred to, with respect to the selected transactions, as “Transaction Value.”

Date Announced	Target	Acquiror	Transaction Value ($ in millions)(1)
03/04/21	Five Prime Therapeutics, Inc.	Amgen Inc.	$1,591
03/02/20	Forty Seven, Inc.	Gilead Sciences, Inc.	$4,638
12/09/19	ArQule, Inc.	Merck & Co., Inc.	$2,573
05/21/19	Peloton Therapeutics, Inc.	Merck & Co., Inc.	$1,050
10/18/18	Endocyte, Inc.	Novartis AG	$1,757
05/10/18	ARMO BioSciences, Inc.	Eli Lilly and Company	$1,490
Median			$1,674

(1)	Excludes contingent payments.

Based on its analysis and other considerations that Centerview deemed relevant in its professional judgment and experience, Centerview selected a reference range of Transaction Values of $1.1 billion to $2 billion. In selecting this range of Transaction Values, Centerview made qualitative judgments based on its experience and professional judgment concerning differences between the business, financial and operating characteristics of the Company and of the target companies included in the selected transactions and other factors that could affect each transaction or other values in order to provide a context in which to consider the results of the quantitative analysis. These qualitative judgments related, among other things, to the differing sizes, growth prospects, clinical and commercial profiles and degree of operational risk between the Company and such target companies. Applying this range of Transaction Values and adding to it the Company’s estimated net cash of $340 million (including certain change of control payments) as of June 30, 2021, as set forth in the Internal Data, and dividing by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options and warrants) as of May 27, 2021 and as set forth in the Internal Data, resulted in an implied per share equity value range for the Shares of approximately $28.60 to $45.40, rounded to the nearest $0.05.

Centerview then compared this range to the Offer Price and Merger Consideration of $34.00 per Share in cash to be paid to the holders of Shares (other than Excluded Shares and Dissenting Shares) pursuant to the Merger Agreement.

Discounted Cash Flow Analysis

Centerview performed a discounted cash flow analysis of the Company based on Case 1 and Case 2 of the Projections and calculations of risk adjusted, after-tax unlevered free cash flows based on Case 1 and Case 2 of the Projections. A discounted cash flow analysis is a traditional valuation methodology used to derive a valuation of an asset or set of assets by calculating the “present value” of estimated future cash flows of the asset or set of assets. “Present value” refers to the current value of future cash flows or amounts and is obtained by discounting those future cash flows or amounts by a discount rate that takes into account macroeconomic assumptions and estimates of risk, the opportunity cost of capital, expected returns and other appropriate factors.

In performing this analysis, Centerview calculated a range of equity values for the Shares by (a) discounting to present value as of June 30, 2021 using discount rates ranging from 11.0% to 13.0% (reflecting Centerview’s analysis of the Company’s weighted average cost of capital, using the Capital Asset Pricing Model and based on considerations that Centerview deemed relevant in its professional judgment and experience, taking into account certain metrics including levered and unlevered betas for comparable group companies) and using a mid-year convention: (i) the forecasted risk-adjusted, after-tax unlevered free cash flows of the Company over the period beginning on July 1, 2021 and ending on December 31, 2040, utilized by Centerview based on Case 1 and Case 2 of the Projections, (ii) an implied terminal value of the Company, calculated by Centerview by assuming that unlevered free cash flows would decline in perpetuity after December 31, 2040 at a rate of free cash flow decline of 75% year over year, (iii) tax savings from usage of the Company’s estimated federal net operating losses of $440 million as of December 31, 2020 and future losses and (b) adding to the foregoing results the Company’s estimated net cash of $347 million as of June 30, 2021, an assumed $50 million equity investment in 2021, and the present value of the estimated cost of a $200 million equity raise in 2025 in Case 1 and a $350 million equity raise in 2025 in Case 2 of the Projections, as set forth in the Internal Data. Centerview divided the result of the foregoing calculations by the number of fully-diluted outstanding Shares (determined using the treasury stock method and taking into account outstanding in-the-money options and warrants and Shares to be issued in an assumed $50 million equity investment in 2021) as of May 27, 2021, as set forth in the Internal Data, resulting in the following ranges of implied equity values per Share:

Implied Equity Value Per Share Range
Case 1	$30.75–$37.10
Case 2	$23.15–$28.65

Centerview then compared the results of the above analysis to the Offer Price and the Merger Consideration of $34.00 per Share in cash to be paid to the holders of Shares (other than Excluded Shares and Dissenting Shares) pursuant to the Merger Agreement.

Other Factors

Centerview noted for the Company Board certain additional factors solely for informational purposes, including, among other things, the following:

•

Historical Stock Price Trading Analysis. Centerview reviewed historical closing trading prices of the Shares during the 52-week period ended June 1, 2021, which reflected low and high stock closing prices for the Company during such period of $17.62 to $37.96 per Share.

•

Analyst Price Target Analysis. Centerview reviewed stock price targets for the Shares in publicly available Wall Street research analyst reports as of June 1, 2021, which indicated low and high stock price targets for the Company ranging from $24.00 to $75.00 per Share.

•

Premia Paid Analysis. Centerview performed an analysis of premiums paid in the selected transactions involving late-stage biopharmaceutical companies, as set forth above in “—Selected Precedent Transactions Analysis,” for which premium data was available. The premiums in this analysis were calculated by comparing the per share acquisition price in each transaction to the closing price of the target company’s common stock for the date one day prior to the date on which the trading price of the target’s common stock was perceived to be affected by a potential transaction. Based on the analysis above and other considerations that Centerview deemed relevant in its professional judgment, Centerview applied a range of 60% to 90% to the Company’s closing stock price on June 1, 2021 (the last trading day before the public announcement of the Transactions) of $20.24, which resulted in an implied price range of approximately $32.40 to $38.45 per Share, rounded to the nearest $0.05.

General

The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to summary description. In arriving at its opinion, Centerview did not draw, in isolation, conclusions from or with regard to any factor or analysis that it considered. Rather, Centerview made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of the analyses.

Centerview’s financial analyses and opinion were only one of many factors taken into consideration by the Company Board in its evaluation of the Transactions. Consequently, the analyses described above should not be viewed as determinative of the views of the Company Board or the Company’s management with respect to the Offer Price and the Merger Consideration or as to whether the Company Board would have been willing to determine that a different consideration was fair. The consideration for the transaction was determined through arm’s-length negotiations between the Company and Parent and was approved by the Company Board. Centerview provided advice to the Company during these negotiations. Centerview did not, however recommend any specific amount of consideration to the Company or the Company Board or that any specific amount of consideration constituted the only appropriate consideration for the transaction.

Centerview is a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the two years prior to the date of its written opinion, except for Centerview’s current engagement, Centerview has not been engaged to provide financial advisory or other services to the Company, and Centerview has not received any compensation from the Company during such period. In the two years prior to the date of its written opinion, Centerview has not been engaged to provide financial advisory or other services to Parent, and Centerview has not received any compensation from Parent during such period. Centerview may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which Centerview may receive compensation. Certain (i) of Centerview and its affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of Centerview’s affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent, or any of their respective affiliates, or any other party that may be involved in the Transactions.

The Company Board selected Centerview as its financial advisor in connection with the Transactions based on Centerview’s reputation and experience. Centerview is an internationally recognized investment banking firm that has substantial experience in transactions similar to the Transactions.

In connection with Centerview’s services as the financial advisor to the Company Board, the Company has agreed to pay Centerview an aggregate fee of approximately $21.5 million, $2.5 million of which was payable upon the rendering of Centerview’s opinion and approximately $19.0 million of which is payable contingent upon consummation of the Offer and the Merger. In addition, the Company has agreed to reimburse certain of Centerview’s expenses arising, and to indemnify Centerview against certain liabilities that may arise, out of Centerview’s engagement.

Item 5. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

The Company retained Centerview to act as its financial advisor in connection with the Offer and the Merger, and in connection with such engagement, Centerview delivered its opinion and is entitled to be paid the fees described in “Item 4. The Solicitation or Recommendation—Opinion of Centerview Partners LLC”.

Information pertaining to the retention of Centerview in “Item 4. The Solicitation or Recommendation—Opinion of Centerview Partners LLC” is incorporated by reference herein.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to stockholders of the Company on its behalf with respect to the Offer.

Item 6. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

Other than the scheduled vesting of Company Options and the grant of Company Options in the ordinary course and in accordance with the terms of the Merger Agreement, no transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as set forth in this Schedule 14D-9 (including the exhibits hereto) or as incorporated in this Schedule 14D-9 by reference, the Company is not undertaking or engaged in any negotiations in response to the tender offer that relate to any of the following: (i) a tender offer for, or other acquisition of, the Company’s securities by the Company or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (iii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

Except as set forth above or otherwise set forth in this Schedule 14D-9 (including the exhibits hereto) there has been no transaction, board resolution, agreement in principle or signed contract entered into in response to the tender offer that relates to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8. ADDITIONAL INFORMATION.

Named Executive Officer Golden Parachute Compensation

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements with Current Executive Officers and Directors of the Company—Golden Parachute Compensation,” regarding the compensation of each of the Company’s named executive officers that is based on or otherwise relates to the Offer and the Merger, to the extent required by Item 402(t) of Regulation S-K, is incorporated herein by reference.

Stockholder Approval of the Merger Not Required

The Company Board has approved the Merger Agreement, the Offer and the Merger, and Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the acquired corporation that would otherwise be required to adopt the merger agreement governing the merger, and the stockholders that did not tender their shares in the tender offer receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the vote of the stockholders of the acquired corporation. Accordingly, if Purchaser consummates the Offer, the Merger Agreement contemplates that the parties will effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL. If the Merger is effected, statutory appraisal rights under Delaware law in connection with the Merger will be available to stockholders who do not tender their Shares in the Offer, properly demand appraisal of their Shares, and otherwise comply with all required procedures under Delaware law. For a description of these appraisal rights, see the information set forth in this Item 8 under the heading “—Appraisal Rights.” Stockholders who do not validly exercise appraisal rights under the DGCL will receive the same cash consideration for their Shares as was payable in the Offer following the consummation of the Merger.

Section 203 of the Delaware Business Combination Statute

A number of states (including Delaware, where the Company is incorporated) have adopted takeover laws and regulations which purport, to varying degrees, to be applicable to attempts to acquire securities of corporations which are incorporated in such states or which have substantial assets, stockholders, principal executive offices or principal places of business therein.

In general, Section 203 of the DGCL prevents a publicly traded Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an “interested stockholder” unless, among other options, prior to such time the board of directors of the corporation approved either the business combination or the transactions that resulted in the stockholder becoming an interested stockholder.

Neither Parent nor Purchaser is, or at any time for the past three years has been, an “interested stockholder” of the Company as defined in Section 203 of the DGCL. In accordance with the provisions of Section 203 of the DGCL, the Company Board has approved the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger, as described in Item 4 above and for purposes of Section 203 of the DGCL.

Appraisal Rights

No appraisal rights are available in connection with the Offer. However, if the Offer is successful and the Merger is consummated, stockholders of the Company who: (i) did not tender their Shares in the Offer; (ii) otherwise comply with the applicable requirements and procedures of Section 262 of the DGCL; and (iii) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to demand appraisal of their Shares and receive, in lieu of the consideration payable in the Merger, a cash payment equal to the “fair value” of their Shares, as determined by the Delaware Court of Chancery, in accordance with Section 262 of the DGCL, plus interest, if any, on the amount determined to be the fair value. Stockholders should be aware that the fair value of their Shares could be more than, the same as or less than the consideration to be received pursuant to the Merger and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, fair value under Section 262 of the DGCL. Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262 of the DGCL, particularly the procedural steps required to properly demand and perfect such rights.

The following is a summary of the procedures to be followed by stockholders that wish to exercise their appraisal rights under Section 262 of the DGCL, the full text of which is attached to this Schedule 14D-9 as Annex C. This summary does not purport to be a complete statement of, and is qualified in its entirety by reference to, Section 262 of the DGCL and to any amendments to such section adopted or otherwise made effective after the date of this Schedule 14D-9. Failure to follow any of the procedures of Section 262 of the DGCL may result in termination or waiver of appraisal rights under Section 262 of the DGCL. Stockholders should assume that the Company will take no action to perfect any appraisal rights of any stockholder.

Any stockholder who desires to exercise his, her or its appraisal rights should review carefully Section 262 of the DGCL and is urged to consult his, her or its legal advisor before electing or attempting to exercise such rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that the Company’s stockholders exercise appraisal rights under Section 262 of the DGCL.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so should review the following discussion and Annex C carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL, such stockholder must do all of the following:

•

prior to the later of the consummation of the Offer and 20 days after the mailing of this Schedule 14D-9, deliver to the Company at 215 First Street, Suite 200, Cambridge, Massachusetts 02142, Attention: Chief Financial Officer, a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender his, her or its Shares in the Offer;

•	continuously hold of record the Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.

Written Demand by the Record Holder

All written demands for appraisal should be addressed to the Company, 215 First Street, Suite 200, Cambridge, Massachusetts 02142, Attention: Chief Financial Officer. The demand for appraisal must be executed by or for the stockholder of record, fully and correctly, as such stockholder’s name appears on the stockholder’s certificates (whether in book entry or on physical certificates) evidencing such stockholder’s Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, the demand should be made in that capacity, and if the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be made by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a stockholder of record; provided, however, that such agent must identify the record owner or owners and expressly disclose in such demand that the agent is acting as agent for the record owner or owners of such Shares.

A record stockholder, such as a broker who holds Shares as a nominee for beneficial owners, some or all of whom desire to demand appraisal, must exercise rights on behalf of such beneficial owners with respect to the Shares held for such beneficial owners. In such case, the written demand for appraisal must set forth the number of shares covered by such demand. Unless a demand for appraisal specifies a number of Shares, such demand will be presumed to cover all Shares held in the name of such record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 may commence an appraisal proceeding by filing a petition (a “Petition”) in the Delaware Court of Chancery (the “Delaware Court”) demanding a determination of the fair value of the Shares held by all holders who did not tender in the Offer and demanded appraisal. If no such Petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a Petition and holders should not assume that the Company will file a Petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon request given in writing (or by electronic transmission directed to any information processing system (if any) expressly designed for that purpose in the notice of appraisal), to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into, and accepted for purchase or exchange in, the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be given to the stockholder within 10 days after a request by such stockholder for the information has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a Petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such Petition by any such holder of Shares (a “Dissenting Stockholder”), service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares has not been reached. Upon the filing of a Petition by a Dissenting Stockholder, the Delaware Court may order a hearing and that notice of the time and place fixed for the hearing on the Petition be mailed to the Surviving Corporation and all the Dissenting Stockholders. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court. The costs relating to these notices will be borne by the Surviving Corporation.

If a hearing on the Petition is held, the Delaware Court is empowered to determine which Dissenting Stockholders have complied with the provisions of Section 262 of the DGCL and are entitled to an appraisal of their Shares. The Delaware Court may require that Dissenting Stockholders submit their Share certificates for notation thereon of the pendency of the appraisal proceedings. The Delaware Court is empowered to dismiss the proceedings as to any Dissenting Stockholder who does not comply with such requirement. Accordingly, Dissenting Stockholders are cautioned to retain their Share certificates pending resolution of the appraisal proceedings. In addition, because immediately before the Effective Time, the Shares were listed on a national securities exchange, the Delaware Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to Section 253 or Section 267 of the DGCL.

The Shares will be appraised by the Delaware Court at the fair value thereof exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. Unless the Delaware Court in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. In determining the value, the court is to take into account all relevant factors. At any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Delaware Court, and (2) interest theretofore accrued, unless paid at that time.

The Delaware Court may also (i) assess costs of the proceeding among the parties as the Delaware Court deems equitable and (ii) order all or a portion of the expenses incurred by any Dissenting Stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorneys’ fees and fees and expenses of experts, to be charged pro rata against the value of all shares entitled to appraisal. Determinations by the Delaware Court are subject to appellate review by the Delaware Supreme Court.

Dissenting Stockholders are generally permitted to participate in the appraisal proceedings. No appraisal proceedings in the Delaware Court shall be dismissed as to any Dissenting Stockholder without the approval of the Delaware Court, and this approval may be conditioned upon terms which the Delaware Court deems just.

Stockholders considering whether to seek appraisal should bear in mind that the fair value of their Shares determined under Section 262 of the DGCL could be more than, the same as, or less than the value of consideration to be issued and paid in the Merger as set forth in the Merger Agreement. Also, the Surviving Corporation may assert in any appraisal proceeding that, for purposes thereof, the “fair value” of the Shares is less than the value of the consideration to be issued and paid in the Merger as set forth in the Merger Agreement.

The process of dissenting and exercising appraisal rights requires strict compliance with technical prerequisites. Stockholders wishing to dissent should consult with their own legal counsel in connection with compliance with Section 262 of the DGCL.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his or her Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except for dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the Merger Consideration. A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no Petition for appraisal is filed within 120 days after the Effective Time. In addition, as indicated above, a stockholder may withdraw his or her demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration.

This summary of appraisal rights under the DGCL is not complete and is qualified in its entirety by reference to Section 262 of the DGCL and the Offer.

STOCKHOLDERS WHO SELL SHARES IN THE OFFER WILL NOT BE ENTITLED TO EXERCISE APPRAISAL RIGHTS WITH RESPECT THERETO BUT, RATHER, WILL RECEIVE THE OFFER PRICE.

Antitrust Compliance

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and related rules and regulations issued by the Federal Trade Commission (the “FTC”), certain transactions may not be consummated until certain information and documentary materials have been furnished for review to the FTC and the Antitrust Division of the U.S. Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. These requirements apply to Parent by virtue of Purchaser’s acquisition of the Shares in the Offer (and the Merger).

Under the HSR Act, the purchase of Shares in the Offer may not be completed until the expiration of a 15-calendar-day waiting period following the filing of certain required information and documentary material concerning the Offer (and the Merger) with the FTC and the Antitrust Division, unless the waiting period is earlier terminated by the FTC. The parties agreed in the Merger Agreement to file such Premerger Notification and Report Forms under the HSR Act with the FTC and the Antitrust Division in connection with the purchase of Shares in the Offer as promptly as reasonably practicable, but no later than ten business days from the date of the Merger Agreement. On June 15, 2021, the Company and Parent filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division. Under the HSR Act, the required waiting period will expire at 11:59 p.m., Eastern Time on June 30, 2021, unless earlier terminated by the FTC or Parent receives a request for additional information or documentary material (“Second Request”) from either the FTC or the Antitrust Division prior to that time. If a Second Request issues, the waiting period with respect to the Offer would be extended for an additional period of ten calendar days following the date of Parent’s substantial compliance with that request. The FTC may terminate the additional ten-day waiting period before its expiration. If either the 15-day or ten-day waiting period expires on a Saturday, Sunday or federal holiday, then the period is extended until 11:59 p.m. of the next day that is not a Saturday, Sunday or federal holiday. Only one additional waiting period pursuant to a Second Request is authorized by the HSR Act. After that time, the timing of the purchase of Shares in the Offer could be delayed only by court order or with Parent’s and the Company’s consent. It is also possible that Parent and the Company could enter into a timing agreement with the FTC or the Antitrust Division that could affect the timing of the purchase of Shares in the Offer. Complying with a Second Request can take a significant period of time. Although the Company is also required to file certain information and documentary material with the FTC and the Antitrust Division in connection with the Offer, neither the Company’s failure to make its filing nor failure to comply with its own Second Request in a timely manner will change the waiting period with respect to the purchase of Shares in the Offer.

The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. antitrust laws of transactions, such as Purchaser’s acquisition of Shares in the Offer (and the Merger). At any time before or after Purchaser’s purchase of Shares in the Offer (and the Merger), the FTC or the Antitrust Division could take any action under the antitrust laws that it either considers necessary or desirable in the public interest, including seeking to enjoin the purchase of Shares in the Offer (and the Merger), the divestiture of Shares purchased in the Offer and Merger or the divestiture of substantial assets of Parent, the Company or any of their respective subsidiaries or affiliates. At any time before or after the completion of the Offer and the Merger, and notwithstanding the termination or expiration of the waiting period under the HSR Act, any state may also bring legal action under federal and state antitrust laws and consumer protection laws as they deem necessary. Private parties also may bring legal actions under the antitrust laws under certain circumstances.

Parent and the Company also conduct business outside of the United States. However, based on a review of the information currently available relating to the countries and businesses in which Parent and the Company are engaged, the Company believes that no antitrust premerger notification filing is required outside the United States, and no approval of any non-U.S. antitrust authority is a condition to the consummation of the Offer or the Merger.

Based upon an examination of publicly available and other information relating to the businesses in which Parent is engaged, the Company believes that the acquisition of Shares in the Offer (and the Merger) should not violate applicable antitrust laws. Nevertheless, the Company cannot be certain that a challenge to the Offer (and the Merger) on antitrust grounds will not be made, or, if such challenge is made, what the result will be.

Legal Proceedings

There are currently no legal proceedings relating to the Offer or the Merger.

Cautionary Note Regarding Forward-Looking Statements

This Schedule 14D-9 contains forward-looking statements related to Parent, Constellation, and the Offer, the Merger and the long-term strategic partnership and financing collaboration with Royalty Pharma plc that are subject to risks, uncertainties and other factors. All statements other than statements of historical fact are statements that could be deemed forward-looking statements, including all statements regarding the intent, belief or current expectation of the companies’ and members of their senior management team. Forward-looking statements include, without limitation, statements regarding the Transactions and related matters, prospective performance and opportunities, post-closing operations and the outlook for the companies’ businesses, including, without limitation, the ability of Parent to advance the Company’s product pipeline, including pelabresib (CPI-0610) and CPI-0209, FSI-174 and FSI-189; regulatory approval of pelabresib (CPI-0610) and CPI-0209 on a timely basis; the anticipated timing of clinical data; the possibility of unfavorable results from clinical trials; filings and approvals relating to the Transactions; the expected timing of the completion of the Transactions; the expected plans for financing the Transactions, the ability to complete the Transactions considering the various closing conditions; difficulties or unanticipated expenses in connection with integrating the companies; and any assumptions underlying any of the foregoing. Investors are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties and are cautioned not to place undue reliance on these forward-looking statements. Actual results may differ materially from those currently anticipated due to a number of risks and uncertainties. Risks and uncertainties that could cause the actual results to differ from expectations contemplated by forward-looking statements include: uncertainties as to the timing of the Offer and the Merger; uncertainties as to how many of the Company’s stockholders will tender their stock in the Offer; the possibility that competing offers will be made; the possibility that various closing conditions for the Transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of any of the Transactions; the effects of the Transactions on relationships with employees, other business partners or governmental entities; the difficulty of predicting the timing or outcome of FDA approvals or actions, if any; the impact of competitive products and pricing; other business effects, including the effects of industry, economic or political conditions outside of the companies’ control; transaction costs; actual or contingent liabilities; and other risks and uncertainties detailed from time to time in the parties’ periodic reports filed with the U.S. Securities and Exchange Commission (the “SEC”), including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K, as well as the Schedule 14D-9 to be filed by the Company and the Schedule TO and related tender offer documents to be filed by Parent and the Purchaser.

Item 9. EXHIBITS.

The following exhibits are filed herewith or incorporated by reference herein:

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase, dated June 16, 2021 (incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on the Schedule TO.

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(1)(C)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(1)(D)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(1)(E)	Summary Advertisement, published June 16, 2021 in The New York Times (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(5)(A)	Joint Press Release issued by MorphoSys AG, Constellation Pharmaceuticals, Inc. and Royalty Pharma plc, dated June 2, 2021 (incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K filed with the SEC by Constellation Pharmaceuticals, Inc. on June 2, 2021).

(a)(5)(B)	Constellation Pharmaceuticals, Inc. Employee Note, first used on June 2, 2021 (incorporated by reference to Exhibit 99.2 to the Schedule 14D-9C filed with the SEC by Constellation Pharmaceuticals, Inc. on June 2, 2021).

(a)(5)(C)	Constellation Pharmaceuticals, Inc. Employee FAQ, first used on June 2, 2021 (incorporated by reference to Exhibit 99.3 to the Schedule 14D-9C filed with the SEC by Constellation Pharmaceuticals, Inc. on June 2, 2021).

(a)(5)(D)	Constellation Pharmaceuticals, Inc. Partner Note, first used on June 2, 2021 (incorporated by reference to Exhibit 99.4 to the Schedule 14D-9C filed with the SEC by Constellation Pharmaceuticals, Inc. on June 2, 2021).

(a)(5)(E)	Constellation Pharmaceuticals, Inc. Partner FAQ, first used on June 2, 2021 (incorporated by reference to Exhibit 99.5 to the Schedule 14D-9C filed with the SEC by Constellation Pharmaceuticals, Inc. on June 2, 2021).

(a)(5)(F)	Constellation Pharmaceuticals, Inc. LinkedIn/Twitter Post, first used on June 2, 2021 (incorporated by reference to Exhibit 99.6 to the Schedule 14D-9C filed with the SEC by Constellation Pharmaceuticals, Inc. on June 2, 2021).

(a)(5)(G)*	Centerview Partners LLC Opinion Letter to the Company Board of Directors of Constellation Pharmaceuticals, Inc., dated September 12, 2020 (included as Annex A to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of June 2, 2021, by and among MorphoSys AG, MorphoSys Development Inc. and Constellation Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 to the Form 8-K filed with the SEC by Constellation Pharmaceuticals, Inc. on June 2, 2021).

(e)(2)	Non-Disclosure Agreement, dated as of September 21, 2020, by and between MorphoSys AG and Constellation Pharmaceuticals, Inc. (incorporated by reference to Exhibit (d)(2) to the Schedule TO)

(e)(3)	Non-Disclosure Agreement, dated as of November 5, 2020, by and between MorphoSys AG and Constellation Pharmaceuticals, Inc. (incorporated by reference to Exhibit (d)(3) to the Schedule TO)

(e)(4)	First Amendment to the Non-Disclosure Agreement, dated April 14, 2021, by and between MorphoSys AG and Constellation Pharmaceuticals, Inc. (incorporated by reference to Exhibit (d)(4) to the Schedule TO)

Exhibit No.	Description

(e)(5)	Definitive Proxy Statement of Constellation Pharmaceuticals, Inc. on Schedule 14A (incorporated by reference to the Company’s Form DEF 14A filed April 23, 2021, as supplemented by additional materials filed with the SEC on Form DEFA 14A filed April 23, 2021).

(e)(6)	Amended and Restated 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-1, as filed with the SEC on June 22, 2018).

(e)(7)	Form of Incentive Stock Option Agreement under the 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-1, as filed with the SEC on June 22, 2018).

(e)(8)	Form of Nonstatutory Stock Option Agreement under the 2008 Stock Incentive Plan (incorporated by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1, as filed with the SEC on June 22, 2018).

(e)(9)	2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.5 to the Company’s Registration Statement on Form S-1, as filed with the SEC on June 22, 2018).

(e)(10)	Form of Stock Option Agreement under the 2018 Equity Incentive Plan (incorporated by reference to Exhibit 10.6 to the Company’s Registration Statement on Form S-1, as filed with the SEC on June 22, 2018).

(e)(11)	2018 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.7 to the Company’s Registration Statement on Form S-1, as filed with the SEC on June 22, 2018).

(e)(12)	Summary of Non-Employee Director Compensation Program (incorporated by reference to Exhibit 10.8 to the Company’s Registration Statement on Form S-1, as filed with the SEC on June 22, 2018).

(e)(13)	Letter Agreement, dated March 13, 2017, by and between the Company and Jigar Raythatha (incorporated by reference to Exhibit 10.15 to the Company’s Registration Statement on Form S-1, as filed with the SEC on June 22, 2018).

(e)(14)	Letter Agreement, dated August 30, 2017, by and between the Company and Emma Reeve (incorporated by reference to Exhibit 10.16 to the Company’s Registration Statement on Form S-1, as filed with the SEC on June 22, 2018).

(e)(15)	Consulting Agreement, dated as of July 15, 2017, by and between the Company and Dr. James Audia (incorporated by reference to Exhibit 10.17 to the Company’s Registration Statement on Form S-1, as filed with the SEC on June 22, 2018).

(e)(16)	Offer Letter, dated as of June 8, 2020, by and between the Company and Jeffrey S. Humphrey (incorporated by reference to Exhibit 10.18 to the Company’s Registration Statement on Form S-1, as filed with the SEC on June 22, 2018).

(e)(17)	Amended and Restated Change in Control Severance Plan (incorporated by reference to Exhibit 10.19 to the Company’s Registration Statement on Form S-1, as filed with the SEC on June 22, 2018).

(e)(18)	Consulting Agreement, dated as of June 22, 2020, by and between the Company and Oncology Drug Development, LLC (incorporated by reference to Exhibit 10.20 to the Company’s Registration Statement on Form S-1, as filed with the SEC on June 22, 2018).

(e)(19)	Form of Indemnification Agreement between the Company and each of its Executive Officers and Directors (incorporated by reference to Exhibit 10.21 to the Company’s Registration Statement on Form S-1, as filed with the SEC on June 22, 2018).

Exhibit No.	Description

(e)(20)	Amended and Restated Certificate of Incorporation of the Company (incorporated by reference to Exhibit 3.1 to the Current Report on Form 8-K, as filed with the SEC on July 23, 2018).

(e)(21)	Amended and Restated Bylaws of the Company (incorporated by reference to Exhibit 3.2 to the Current Report on Form 8-K, as filed with the SEC on July 23, 2018).

*	Filed herewith.

Annex A—	Centerview Partners LLC Opinion Letter to the Company Board of Directors of Constellation Pharmaceuticals, Inc., dated June 1, 2021.

Annex B—	Delaware Appraisal Rights Statute (Section 262 of the DGCL).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

CONSTELLATION PHARMACEUTICALS, INC.

Dated: June 16, 2021	By:	/s/ Emma Reeve
Name: Emma Reeve
Title: Chief Financial Officer

Annex A

Centerview Partners LLC

31 West 52nd Street

New York, NY 10019

June 1, 2021

The Board of Directors

Constellation Pharmaceuticals, Inc.

215 First Street, Suite 200

Cambridge, Massachusetts 02142

The Board of Directors:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of the outstanding shares of common stock, par value $0.0001 per share (the “Shares”) (other than Excluded Shares, as defined below), of Constellation Pharmaceuticals, Inc., a Delaware corporation (the “Company”), of the $34.00 per Share in cash, without interest, proposed to be paid to such holders pursuant to the Agreement and Plan of Merger proposed to be entered into (the “Agreement”) by and among MorphoSys AG, a German stock corporation (Aktiengesellschaft) (“Parent”), MorphoSys Development Inc., a Delaware corporation and a wholly owned indirect subsidiary of Parent (“Purchaser”), and the Company. The Agreement provides (i) for Purchaser to commence a tender offer to purchase all of the Shares (the “Tender Offer”) at a price of $34.00 per Share, net to the seller in cash without interest, for each Share accepted and (ii) that, as soon as practicable following the consummation of the Tender Offer, Purchaser will be merged with and into the Company (the “Merger” and, collectively with the Tender Offer and the other transactions contemplated by the Agreement, the “Transaction”), as a result of which the Company will become an indirect wholly owned subsidiary of Parent and each issued and outstanding Share immediately prior to the effective time of the Merger (other than (i) Shares held by the Company, (ii) Shares held by holders who are entitled to and properly demand an appraisal of their shares and (iii) Shares held by Parent, Purchaser or any other direct or indirect wholly owned subsidiary of Parent (the Shares referred to in clauses (i) through (iii), together with any Shares held by any affiliate of the Company or Parent, “Excluded Shares”)) will be converted into the right to receive $34.00 per Share in cash, without interest (the $34.00 per Share consideration to be paid in the Tender Offer and the Merger, the “Consideration”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction. We will receive a fee for our services in connection with the Transaction, a portion of which is payable upon the rendering of this opinion and a substantial portion of which is contingent upon the consummation of the Tender Offer. In addition, the Company has agreed to reimburse certain of our expenses arising, and indemnify us against certain liabilities that may arise, out of our engagement.

We are a securities firm engaged directly and through affiliates and related persons in a number of investment banking, financial advisory and merchant banking activities. In the past two years, except for our current engagement, we have not been engaged to provide financial advisory or other services to the Company, and we have not received any compensation from the Company during such period. In the past two years, we have not been engaged to provide financial advisory or other services to Parent, and we have not received any compensation from Parent during such period. We may provide financial advisory and other services to or with respect to the Company or Parent or their respective affiliates in the future, for which we may receive compensation. Certain (i) of our and our affiliates’ directors, officers, members and employees, or family members of such persons, (ii) of our affiliates or related investment funds and (iii) investment funds or other persons in which any of the foregoing may have financial interests or with which they may co-invest, may at any time acquire, hold, sell or trade, in debt, equity and other securities or financial instruments (including derivatives, bank loans or other obligations) of, or investments in, the Company, Parent or any of their respective affiliates, or any other party that may be involved in the Transaction.

The Board of Directors

Constellation Pharmaceuticals, Inc.

June 1, 2021

In connection with this opinion, we have reviewed, among other things: (i) a draft of the Agreement dated June 1, 2021 (the “Draft Agreement”); (ii) Annual Reports on Form 10-K of the Company for the years ended December 31, 2020, December 31, 2019 and December 31, 2018; (iii) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of the Company; (iv) certain publicly available research analyst reports for the Company; (v) certain other communications from the Company to its stockholders; and (vi) certain internal information relating to the business, operations, earnings, cash flow, assets, liabilities and prospects of the Company, including certain financial forecasts, analyses and projections relating to the Company prepared by management of the Company and furnished to us by the Company for purposes of our analysis (the “Forecasts”) (collectively, the “Internal Data”). We have also participated in discussions with members of the senior management and representatives of the Company regarding their assessment of the Internal Data. In addition, we reviewed publicly available financial and stock market data, including valuation multiples, for the Company and compared that data with similar data for certain other companies, the securities of which are publicly traded, in lines of business that we deemed relevant. We also compared certain of the proposed financial terms of the Transaction with the financial terms, to the extent publicly available, of certain other transactions that we deemed relevant and conducted such other financial studies and analyses and took into account such other information as we deemed appropriate.

We have assumed, without independent verification or any responsibility therefor, the accuracy and completeness of the financial, legal, regulatory, tax, accounting and other information supplied to, discussed with, or reviewed by us for purposes of this opinion and have, with your consent, relied upon such information as being complete and accurate. In that regard, we have assumed, at your direction, that the Internal Data (including, without limitation, the Forecasts) has been reasonably prepared on bases reflecting the best currently available estimates and judgments of the management of the Company as to the matters covered thereby, and we have relied, at your direction, on the Internal Data for purposes of our analysis and this opinion. We express no view or opinion as to the Internal Data or the assumptions on which it is based. In addition, at your direction, we have not made any independent evaluation or appraisal of any of the assets or liabilities (contingent, derivative, off-balance-sheet or otherwise) of the Company, nor have we been furnished with any such evaluation or appraisal, and we have not been asked to conduct, and did not conduct, a physical inspection of the properties or assets of the Company. We have assumed, at your direction, that the final executed Agreement will not differ in any respect material to our analysis or this opinion from the Draft Agreement reviewed by us. We have also assumed, at your direction, that the Transaction will be consummated on the terms set forth in the Agreement and in accordance with all applicable laws and other relevant documents or requirements, without delay or the waiver, modification or amendment of any term, condition or agreement, the effect of which would be material to our analysis or this opinion and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction, condition or other change will be imposed, the effect of which would be material to our analysis or this opinion. We have not evaluated and do not express any opinion as to the solvency or fair value of the Company, or the ability of the Company to pay its obligations when they come due, or as to the impact of the Transaction on such matters, under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We are not legal, regulatory, tax or accounting advisors, and we express no opinion as to any legal, regulatory, tax or accounting matters.

We express no view as to, and our opinion does not address, the Company’s underlying business decision to proceed with or effect the Transaction, or the relative merits of the Transaction as compared to any alternative business strategies or transactions that might be available to the Company or in which the Company might engage. This opinion is limited to and addresses only the fairness, from a financial point of view, as of the date hereof, to the holders of the Shares (other than Excluded Shares) of the Consideration to be paid to such holders

The Board of Directors

Constellation Pharmaceuticals, Inc.

June 1, 2021

pursuant to the Agreement. We have not been asked to, nor do we express any view on, and our opinion does not address, any other term or aspect of the Agreement or the Transaction, including, without limitation, the structure or form of the Transaction, or any other agreements or arrangements contemplated by the Agreement or entered into in connection with or otherwise contemplated by the Transaction, including, without limitation, the fairness of the Transaction or any other term or aspect of the Transaction to, or any consideration to be received in connection therewith by, or the impact of the Transaction on, the holders of any other class of securities, creditors or other constituencies of the Company or any other party. In addition, we express no view or opinion as to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to be paid or payable to any of the officers, directors or employees of the Company or any party, or class of such persons in connection with the Transaction, whether relative to the Consideration to be paid to the holders of the Shares pursuant to the Agreement or otherwise. Our opinion is necessarily based on financial, economic, monetary, currency, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof, and we do not have any obligation or responsibility to update, revise or reaffirm this opinion based on circumstances, developments or events occurring after the date hereof. Our opinion does not constitute a recommendation to any stockholder of the Company as to whether or not such holder should tender Shares in connection with the Tender Offer or otherwise act with respect to the Transaction or any other matter.

Our financial advisory services and the opinion expressed herein are provided for the information and assistance of the Board of Directors of the Company (in their capacity as directors and not in any other capacity) in connection with and for purposes of its consideration of the Transaction. The issuance of this opinion was approved by the Centerview Partners LLC Fairness Opinion Committee.

Based upon and subject to the foregoing, including the various assumptions made, procedures followed, matters considered, and qualifications and limitations set forth herein, we are of the opinion, as of the date hereof, that the Consideration to be paid to the holders of Shares (other than Excluded Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Centerview Partners LLC

CENTERVIEW PARTNERS LLC

Annex B

SECTION 262 OF THE DELAWARE GENERAL CORPORATION LAW, APPRAISAL RIGHTS

(a)

Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)

Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)

Provided, however, that1 no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	[Repealed.]

(c)

Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)

If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)

Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)

Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)

At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)

After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)

The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)

From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)

The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.